

TC
BANCSHARES, INC.

ANNUAL REPORT

2022

TC FEDERAL BANK MAINTAINED ITS GROWTH MOMENTUM DURING 2022.



Dear Valued Shareholder,

TC Federal Bank (TCF) maintained its growth momentum during 2022. For the first time in the 88-year history of the bank, in July of 2022, TC Bancshares paid a dividend to its shareholders. This was followed by another semi-annual dividend in January of 2023.

As we begin 2023, uncertainty in the banking industry is evident. We will continue to strive to provide the trust and confidence to our customers that they have experienced over our 88 year history as a financial institution. Our bank has weathered the test of time. Our capital levels are extremely strong, and our team of experienced bankers has the expertise to guide the institution safely and soundly into the future.

We remain committed to the bank's core vision: To be a high performing financial institution that provides a premium experience, earns trust through servant leadership and enriches the communities where we live and serve. This vision drives our everyday decisions. Our goal is to be the community bank of choice in the markets we serve. We have assembled a team that is well poised to execute on this promise.

Organic growth remains a top priority for our company. During 2022, we expanded our footprint, opening a loan production office in Jacksonville, Florida. Entry into the market was facilitated by the hiring of a long-time experienced banker who is a great cultural fit to our organization. In addition, branch sites were secured in both Savannah, Georgia and Jacksonville, Florida. The Savannah branch is on schedule to open in May of this year followed by the opening of the Jacksonville branch in June.

We continue to give heightened attention to the culture of our organization. Our goal is to foster an environment where high performing individuals are drawn. The entire TCF team is excited and working hard every day toward the continued success of our company.

Thank you for your support,

Greg Eiford
President and CEO



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-40637

TC BANCSHARES, INC.
(Exact name of Registrant as specified in its Charter)

Georgia	**86-2650449**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
131 South Dawson Street, Thomasville, Georgia	**31792**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (229) 226-3221

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01	TCBC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

As of June 30, 2022, (the last business day of the registrant's most recently completed second fiscal quarter) the aggregate market value of the common stock held by nonaffiliates of the registrant was approximately $60 million based on the closing sale price of $13.60 per share as reported on the NASDAQ Market on June 30, 2022.

The number of shares of Registrant's common stock outstanding as of March 22, 2023 was 4,974,200.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement (the "Proxy Statement") for its 2023 annual meeting of shareholders are incorporated by reference herein into Part III, Items 10 through 14 of this Annual Report.

Table of Contents

		Page
Cautionary Note Regarding Forward-Looking Statements		1
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	26
Item 1B.	Unresolved Staff Comments	38
Item 2.	Properties	38
Item 3.	Legal Proceedings	38
Item 4.	Mine Safety Disclosures	38
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	39
Item 6.	[Reserved]	39
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	53
Item 8.	Financial Statements and Supplementary Data	54
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	93
Item 9A.	Controls and Procedures	93
Item 9B.	Other Information	93
Item 9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.	93
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	94
Item 11.	Executive Compensation	94
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	94
Item 13.	Certain Relationships and Related Transactions, and Director Independence	94
Item 14.	Principal Accounting Fees and Services	94
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	95
Item 16	Form 10-K Summary	96

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K (this "report") contains forward-looking statements, which reflect our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding, among other things, future events or future results, in contrast with statements that reflect historical facts. Forward-looking statements can be identified by the use of words such as "expects," "intends," "believes," "seek to," "potential," "goal," "may," "will," "would," "could," "should," "plan," "anticipate," "estimate," "possible," "likely" or the negative thereof as well as other similar words and expressions of the future. These forward-looking statements include, but are not limited to statements of our goals, intentions and expectations; statements regarding our business plans, prospects, growth and operating strategies; statements regarding the quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- our ability to maintain liquidity, primarily through deposits, in light of recent events in the banking industry;

- the ongoing effects of the COVID-19 pandemic on our business, customers, employees and third-party service providers;

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, including after implementation of the credit impairment model for Current Expected Credit Losses ("CECL");

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- changes to statutes, regulations or regulatory policies or practices;

- our ability to comply with the extensive laws and regulations to which we are subject, including the laws for each jurisdiction where we operate;

- the impact of the Dodd-Frank Act and the implementing regulations;

- changes in the quality or composition of our loan or investment portfolios;

- changes in consumer spending and saving habits;

- the effects of harsh weather conditions, including hurricanes, and man-made disasters;

- technological changes that may be more difficult or expensive than expected;

- the inability of third party providers to perform as expected;

- the efficiency and effectiveness of our internal control environment;

- our ability to manage market risk, credit risk, interest rate risk, liquidity risk and operational risk in the current economic environment;

- the soundness of other financial institutions;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to retain key employees;

- our management team's ability to focus primarily on the operation of our business rather than diversion of management attention to responses to the COVID-19 pandemic;

- our compensation expense associated with equity allocated or awarded to our employees;

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own;

- the adverse effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, war or terrorist activities, essential utility outages, deterioration in the global economy, instability in the credit markets, disruptions in our customers' supply chains or disruption in transportation; and

- each of the factors and risks under the heading "Risk Factors" in this report and in subsequent filings we make with the SEC.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. New factors emerge from time to time, and it is not possible for us to predict which will arise. We do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments, except as required by law.

2

Item 1. Business.

TC Bancshares, Inc.

TC Bancshares, Inc. (the "Company") is a holding company incorporated under the laws of the State of Georgia on March 5, 2021, to serve as the holding company for TC Federal Bank (the "Bank"). The Bank is a federally chartered savings bank headquartered in Thomasville, Georgia that opened in 1937.

The Company was formed as part of the bank holding company reorganization of the Bank, which was completed on July 20, 2021. In connection with the reorganization, the Company sold 4,898,350 shares of its common stock at a price of $10.00 per share to the depositors of the Bank for net proceeds of approximately $49.0 million. On July 21, 2021, the Company's common stock commenced trading on the NASDAQ Stock Market under the symbol "TCBC".

In this report, unless the context indicates otherwise, all references to "we," "us" and "our" refer to the Company and the Bank, except that if the discussions relate to a period before July 20, 2021, these terms refer solely to the Bank.

TC Federal Bank

The Bank was organized in 1934 as Thomas County Federal Savings & Loan Association and chartered in 1937 by the Federal Home Loan Bank Board as a mutual savings and loan association owned 100% by its depositors. Effective January 1, 2018, the Bank amended its corporate name to TC Federal Bank. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations in one-to-four family residential real estate loans, commercial real estate and multi-family loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, originating higher yielding commercial real estate and commercial and industrial loans.

We conduct our business from our main office in Thomasville, Georgia, a branch office and a residential mortgage center in Tallahassee, Florida and commercial loan production offices ("LPOs") in Savannah, Georgia, and Jacksonville, Florida. We provide a variety of services to individual and commercial customers in its market areas.

Our results of operations are largely dependent on net interest income, which is the difference between the interest earned on loans and securities and interest paid on deposits and borrowings, and non-interest income largely from our customer service fees and sale of residential mortgages into the secondary market. Our results of operations are also affected by our level of operating expenses, the provision for loan losses, the impact of federal and state income taxes, the relative levels of interest rates and local and national economic activity. At December 31, 2022, we had total consolidated assets of $429.6 million, loans, net of the allowance for loan losses and deferred fees, of $334.1 million, deposits of $328.8 million and stockholders' equity of $85.3 million.

Available Information

Our internet address is www.tcfederal.com. We file with or furnish to the U.S. Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. These documents are available free of charge on or through the "Investor Relations" section of our website as soon as reasonably practicable after they are filed with the SEC. The information contained on our website is not included in, nor incorporated by reference into, this Annual Report on Form 10-K. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Market Area

Our headquarters are located in Thomasville, Georgia, which is approximately 35 miles north of Tallahassee and 225 miles southwest of Atlanta, and 225 miles southwest of Savannah, Georgia. We primarily serve retail and small business customers located in and around Thomasville, Georgia as well as Tallahassee and Jacksonville, Florida and Savannah, Georgia, through our branch network, and commercial LPOs located in Jacksonville, Florida and Savannah, Georgia, and a residential mortgage center in Tallahassee, Florida. We consider our primary markets to be demographically and socioeconomically attractive.

Thomasville was founded in 1825, and serves as the county seat of Thomas County, Georgia. In 2022, the most recent estimate available, Thomas County had an estimated total population of 49,421. The largest employers in Thomas County are the Archbold Medical Center, the Thomas County School System and the Thomasville City School System. Thomasville is home to Flowers Foods (NYSE: FLO), the second largest baking company in the nation, and Archbold Medical Center, a four hospital, three nursing home health system with state-of-the-art facilities. Thomasville's economy focuses on healthcare and educational services, but also has significant manufacturing, retail and tourism industries.

Tallahassee is the capital city of Florida and is the county seat of Leon County, Florida. In 2022, the most recent estimate available, Leon County had an estimated total population of 297,211. The largest employers in Leon County are the State of Florida, Florida State University and Tallahassee Memorial Healthcare, Inc. Government and educational services are the central focus of Tallahassee's economy although professional, scientific and technical services, drawing on the highly educated population, play an important role as well.

Savannah is the oldest city in the state of Georgia and is the county seat of Chatham County, Georgia. In 2022, the most recent estimate available, Chatham County had an estimated total population of 304,339. The largest employers in Chatham County are Gulfstream Aerospace Corporation, Memorial Health University Medical Center and Savannah-Chatham County Board Education. Savannah's diverse economy consists of tourist attractions and retail shops, a major seaport, an army airbase, and health and educational services. The port of Savannah is home to the largest single-terminal container facility of its kind in North America.

Jacksonville, Florida is the largest city by area in the contiguous United States. Its location on the St. Johns River and the Atlantic Ocean have provided tremendous growth opportunities for the city. Jacksonville has a sizable deepwater port, which helps make it a leading port in the U.S. for automobile imports, as well as the leading transportation and distribution hub in the state. The strength of the city's economy lies in its broad diversification. The area's economy is balanced among distribution, financial services, biomedical technology, consumer goods, information services, manufacturing, insurance, and other industries. In addition, Jacksonville is home to the headquarters of four Fortune 500 companies: CSX Corporation, Fidelity National Financial, Fidelity National Information Services and Southeastern Grocers.

Competition

We face competition within our market areas both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from savings institutions, mortgage banking firms, consumer finance companies and credit unions and, with respect to deposits from money market funds, brokerage firms, mutual funds and insurance companies. As of June 30, 2022 (the most recent date for which data is available), our market share of deposits represented approximately 12.4% of Federal Deposit Insurance Corporation-insured deposits in Thomas County, ranking us third in market share of deposits out of six institutions operating in the county. Our deposit market share in Leon County is 1.3%, ranking us 13th in market share of deposits out of 17 institutions operating in the county and reflecting Leon County's much more competitive environment.

We compete for loans principally through the quality of our client service and our responsiveness to client needs in addition to competing on interest rates and loan fees. Management believes that our long-standing presence in the community and personal one-on-one service philosophy enhances our ability to compete favorably in attracting and retaining individual and business customers.

We rely upon personalized customer service, long-standing relationships with individual customers and businesses, and the favorable image of the Bank in the community to attract and retain deposits in addition to competing on rates paid. The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts we offer allows us to be competitive in obtaining funds and responding to changes in customer demand.

Personnel

At December 31, 2022, we had 59 full-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees.

Lending Activities

General. Since the early 2000's, we have sought a diversified loan portfolio. We grant loans and extensions of credit to individuals and a variety of small businesses in our market areas. Our loan portfolio generally consists of one-to-four family residential real estate loans, commercial and multi-family real estate loans, construction and land development loans, commercial and industrial loans and consumer loans.

Loan Portfolio Composition. The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages as of the dates indicated.

	At December 31,					
	2022	Percent	2021	Percent	2020	Percent
	(Dollars in thousand)					
Real estate loans:						
Residential	$ 136,382	40.2 %	$ 98,433	36.3 %	$ 105,837	39.6 %
Home equity	12,411	3.7	11,511	4.2	8,892	3.3
Multi-family	24,614	7.2	19,937	7.3	15,141	5.7
Commercial	111,394	32.8	89,830	33.1	72,718	27.2
Construction and land development	27,921	8.2	34,402	12.7	29,983	11.2
Total real estate loans	312,722	92.1	254,113	93.6	232,571	87.0
Consumer loans	1,210	0.3	1,374	0.5	5,372	2.0
Commercial and industrial loans	25,666	7.6	15,900	5.9	29,600	11.0
Total loans	339,598	100.0 %	271,387	100.0 %	267,543	100.0 %
Less: Allowance for loan losses	4,362		4,184		4,086	
Less: Deferred loan fees	1,097		899		1,101	
Loans, net	$ 334,139		$ 266,304		$ 262,356	

Contractual Maturities. The following table sets forth certain information at December 31, 2022 regarding the dollar amount of loans maturing in our portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. Loans with scheduled maturities are reported in the maturity category in which the payment is due. Demand loans with no stated maturity and overdrafts are reported in the "due one year or less" category. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and the allowance for loan losses.

December 31, 2022	Residential	Commercial Real Estate	Construction and Land Development	Commercial and Industrial
	(Dollars in thousands)			
Amounts Due in:				
One year or less	$ 3,213	$ 3,434	$ 9,861	$ 1,742
More than one to five years	17,133	47,286	7,119	11,361
More than five to fifteen years	20,812	54,037	3,138	12,563
More than fifteen years	95,224	6,637	7,803	
Total	$ 136,382	$ 111,394	$ 27,921	$ 25,666

December 31, 2022	Home Equity	Multi-family	Consumer	Total
Amounts Due in:				
One year or less	$ 240	$ 971	$ 114	$ 19,575
More than one to five years	-	14,685	1,030	98,614
More than five to fifteen years	12,171	4,502	66	107,289
More than fifteen years	-	4,456	—	114,120
Total	$ 12,411	$ 24,614	$ 1,210	$ 339,598

The total amount of loans due after December 31, 2023 which have pre-determined or fixed interest rates is $153.1 million, while the total amount of loans due after this date which have floating or adjustable interest rates is $166.9 million. The following

table shows the dollar amount of all loans as of December 31, 2022 contractually due after December 31, 2023, as shown in the table above, which have fixed interest rates or which have floating or adjustable interest rates.

| | Due after December 31, 2023 | | |
	Fixed Rate	Floating or Adjustable Rate	Total
		(Dollars in thousands)	
Residential	$ 107,485	$ 25,684	$ 133,169
Home equity	—	12,171	12,171
Multi-family residential	3,323	20,320	23,643
Commercial real estate	24,261	83,699	107,960
Construction and land development	13,355	4,705	18,060
Consumer	269	826	1,095
Commercial and industrial	4,416	19,508	23,924
Total	$ 153,109	$ 166,913	$ 320,022

One-to-Four Family Residential Real Estate Lending. At December 31, 2022, we had $136.4 million of loans secured by one- to-four family real estate, representing 40.2% of our total loan portfolio. Of the $136.4 million, $71.2 million are loans secured by non-owner occupied properties, with the remaining $65.2 million of loans secured by owner occupied properties. Generally, non-owner occupied loans are booked into our loan portfolio on balloon terms with amortizations up to 20 years. In recent years, we have also originated single family owner-occupied loans for sale in the secondary market, and we intend to continue this activity to generate fee income.

Our one-to-four family owner occupied residential real estate loans are generally underwritten to internal guidelines and/or that of our investors. We generally follow documentation practices of Fannie Mae guidelines. The significant majority of our one-to-four family residential real estate loans are secured by properties located in our primary market area.

Our one-to-four family non-owner occupied residential real estate loans are underwritten per internal guidelines. We consider a number of factors in originating non-owner occupied residential real estate loans. We evaluate the qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower and its related entities, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property, the debt service coverage ratio (the ratio of net operating income to debt service), and underlying leases. Personal guarantees are generally obtained from the principals of the asset owning entities.

We generally limit the loan-to-value ratios of our one-to-four family residential mortgage loans to 89.9% of the purchase price or appraised value, whichever is lower. In addition, we occasionally make one-to-four family residential mortgage loans with loan-to-value ratios in excess of 89.9% of the purchase price or appraised value, whichever is less, if the borrower obtains private mortgage insurance.

Our one-to-four family owner occupied residential real estate loans typically have terms of up to 30 years. Our adjustable-rate loans typically have five, seven or ten year fixed interest periods and then adjust annually with amortization terms of up to 30 years.

Our one-to-four family non-owner occupied residential real estate loans typically have fixed rates and have balloon terms of five to seven years. We offer one home equity line of credit with an interest only option and a ten-year term. These loans are limited primarily to borrowers' personal primary residences and to those borrowers who reside within our primary market area with acceptable credit ratings. These loans can be secured either by a first or second lien position. At December 31, 2022, our home equity loans totaled $12.4 million, or 3.7% of gross loans.

We did have five "interest only" mortgage loans on permanent one-to-four family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan) totaling $851,000 at December 31, 2022, All five loans mature in 2023.

We do not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not offer "subprime loans" on one-to-four family residential real estate loans (*i.e.*, generally loans to borrowers with credit scores less than 620).

*Commercial and Multi-Family Real Estate Loans***.** Our commercial real estate loans are secured by office buildings, farms, retail and mixed-use properties, churches, warehouses and restaurants, substantially all located in our market areas. Our multi-family real estate loans are secured by apartments, mobile home parks or other multi-family properties, substantially all located in our market areas. At December 31, 2022, we had $111.4 million in commercial real estate loans, representing 32.8% of our total loan portfolio. In addition, we had $24.6 million of multi-family residential real estate loans. At December 31, 2022, our commercial real estate loans had an average principal balance of $651,000 and our multi-family loans had an average principal balance of $879,000.

Most of our commercial real estate loans are balloon loans with a five to seven year initial term and a 20-year amortization period, although we do originate loans that fully amortize over 20 years with certain financial covenants in the loan agreements that would trigger an event of default. The maximum loan-to-value ratio of our commercial real estate loans is generally 80%. All of our commercial real estate loans are subject to our underwriting procedures and guidelines. At December 31, 2022, our two largest commercial real estate loans had $4.4 million and $3.3 million exposure, respectively. The first loan originated in December 2020 in the amount of $4.6 million and is secured by various multi-family units. The second loan originated in January 2022 and had an original balance of $4.4 million; however, $750,000 was participated with another financial institution. This loan is secured by various multi-family units.

We have a policy to manage concentration risk whereas we limit our total exposure to a single piece of collateral property to $4.0 million for a single piece of collateral and exposure to a related entity aggregate debt of $6.5 million. There were no loans at December 31, 2022 that exceeded these limits.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower and its related entities, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property, the debt service coverage ratio (the ratio of net operating income to debt service), and the composition of the tenants and underlying leases. The significant majority of our commercial real estate loans are appraised by outside independent appraisers approved by the board of directors, although we are only required to obtain independent appraisals on commercial real estate loans in amounts of $500,000 or greater if the property is income-producing property or $1,000,000 or greater if the property is owner-occupied. Personal guarantees are generally obtained from the principals of commercial real estate borrowers.

Construction and Land Development Loans. We make construction loans, primarily to individuals for the construction of their primary or secondary residences or commercial structures, as well as loans to contractors and builders of single-family homes. We also make a limited amount of land development loans to complement our construction lending activities, as such loans are generally secured by lots that will be used for residential development. Land development loans also include loans secured by land purchased for investment purposes. At December 31, 2022, our construction and land development loans totaled $27.9 million, representing 8.2% of our total loan portfolio, and included $2.3 million of land development loans. At December 31, 2022, $12.6 million of our single-family construction loans were to individuals and $13.0 million were other construction loans to contractors and builders. At that date, we also had $20.1 million in unfunded commitments on construction and land development loans of which $10.5 million were for single family construction loans, $7.1 million were other construction loans and $2.5 million were land development loans.

While we may originate loans to contractors and builders whether or not the collateral property underlying the loan is under contract for sale, we consider each project carefully in light of current residential real estate market conditions. We actively monitor the number of unsold homes in our construction loan portfolio and local housing markets to attempt to maintain an appropriate balance between home sales and new loan originations. We generally will limit the maximum number of speculative units (units that are not pre-sold) approved for each builder. We have attempted to attenuate the risk inherent in speculative construction lending by doing business with experienced small and mid-sized builders within our market area.

We also originate construction loans for commercial development projects, including retail buildings, churches, small industrial, hotels and office buildings. Most of our construction loans are interest-only loans that provide for the payment of interest during the construction phase, which is usually up to 12 months. At the end of the construction phase, the loan may convert to a permanent mortgage loan or the loan may be paid in full. Construction loans generally can be made with a maximum loan-to-value ratio of 80% of the estimated appraised market value upon completion of the project. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also require inspections of the property before disbursements of funds during the term of the construction loan.

At December 31, 2022, our largest construction and land development loan exposure to any one borrower was $6.0 million. As of December 31, 2022, the outstanding balance was $17,000. This loan originated in December 2022 and is secured by an apartment complex being built in Thomasville, Georgia.

Commercial and Industrial Loans. We make commercial and industrial loans, primarily in our market area, to a variety of professionals, sole proprietorships and small businesses. These loans are generally secured by business assets, and we may support this collateral with junior liens on real property. At December 31, 2022, commercial and industrial loans were $25.7 million, or 7.6% of our gross loans held for investment. As part of our relationship driven focus, we encourage our commercial borrowers to maintain their primary deposit accounts with us, which enhances our interest rate spread and margin. Our commercial and industrial loan portfolio was inflated due to our participation in the PPP loan program. In 2021 and 2020, we originated 448 PPP loans totaling $33.8 million before the PPP program expired on May 31, 2021. We began receiving SBA forgiveness payments towards the end of 2020, and our PPP loan portfolio had been reduced to 24 loans totaling $1.4 million at December 31, 2021, and there were no PPP loans outstanding at December 31, 2022.

Commercial lending products include term loans and revolving lines of credit. Commercial loans and lines of credit are made with either adjustable or fixed rates of interest. Adjustable rates and fixed rates are based on the *Wall Street Journal* prime rate or the constant maturity treasury, plus a margin. We are focusing our efforts on experienced, growing small- to medium-sized, privately-held companies with solid historical financial performance and projected cash flow that operate in our market areas.

When making commercial and industrial loans, we consider the financial statements of the borrower and its related entities, our lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the projected cash flows of the business and the value of the collateral, accounts receivable, inventory and equipment.

Our largest commercial and industrial loan at December 31, 2022 totaled $6.5 million, was originated in December 2022 for $6.5 million. It is secured primarily with equipment of the company.

Consumer Loans. We offer a limited range of consumer loans, principally to customers residing in our primary market areas with other relationships with us and with acceptable credit ratings. Our consumer loans generally consist of loans secured by deposit accounts, loans on new and used automobiles and unsecured personal loans. At December 31, 2022, consumer and other loans were $1.2 million, or 0.3% of gross loans held for investment.

Loan Underwriting Risks

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. The primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors to provide annual financial statements on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have an aggregate debt service ratio, including the guarantor's cash flow and the borrower's other projects, of at least 1.20x. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Commercial and Industrial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business and the collateral securing these loans may fluctuate in value. Our commercial and industrial loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment, including rolling stock. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

Construction and Land Development Loans. Our construction loans are based upon estimates of costs and values associated with the completed project, along with the marketability of the completed project. Underwriting is focused on the borrower's financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. To mitigate this uncertainty, we generally require a third party review of the construction contracts or budgets on loans of over $1.0 million to assure reasonableness and ability to complete the project for the stated amount. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Balloon Loans. Although balloon mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they reprice at the end of the term, the ability of the borrower to renew or repay the loan and the marketability of the underlying collateral may be adversely affected if real estate values decline prior to the expiration of the term of the loan or in a rising interest rate environment.

Adjustable-Rate Loans. Adjustable-rate loans better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying collateral also may be adversely affected in a high interest rate environment.

Consumer Loans. Consumer loans may entail greater risk than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Originations, Purchases and Sales of Loans

Our lending activities are conducted by our loan personnel operating at our main and branch office locations, our LPOs and residential mortgage center. All loans originated by us are underwritten pursuant to our policies and procedures. We primarily originate hybrid ARM loans and fixed-rate balloon loans and, to a lesser extent, fully amortized fixed-rate loans. Our ability to originate hybrid ARM loans and fixed-rate balloon loans or fully amortized fixed-rate loans is dependent upon relative customer demand for such loans, which is affected by current and expected future levels of market interest rates. We originate real estate and other loans through our loan officers, marketing efforts, our customer base, walk-in customers and referrals from real estate brokers, builders and attorneys.

We will continue to evaluate purchasing or selling participation interests in loans. We underwrite our participation interest in the loan that we are purchasing according to our own underwriting criteria and procedures. At December 31, 2022, we had $6.2 million of committed funds for loan participation interests that we purchased, all of which had been funded. At December 31, 2022, we had $20.5 million related to loans for which we had sold participations, with $7.0 million still to be funded at December 31, 2022; of which $2.8 million will be sold to our participating banks.

The following table shows total loans (excluding loans held for sale) originated, purchased, sold and repaid during the periods indicated.

		Year Ended December 31,				
		2022		2021		2020
		(Dollars in thousands)				
Loan originations:(1)						
Residential	$	55,152	$	23,738	$	21,320
Home equity		2,631		3,822		2,496
Multi-family residential		-		4,189		2,177
Commercial real estate		17,183		26,956		17,539
Construction and land development		13,435		14,576		12,796
Commercial and industrial		16,047		8,914		29,845
Consumer		495		701		7,067
Total loan originations		104,943		82,896		932,400
Loans purchased (2)		981		—		1,500
Total loans originated and acquired		105,924		82,896		94,740
Loans sold (3)		5,058		2,050		5,425
Loans transferred to real estate owned		—		1,380		—
Loan principal repayments		32,656		75,622		70,432
Total loans sold and principal repayments		37,714		79,052		68,657
Net increase in loan portfolio	$	68,210	$	3,844	$	18,883

(1)   Includes loan participations originated by the Bank and sold to other lenders.
(2)   Participation interests in loans bought by the Bank.
(3)   Participation interests in loans sold by the Bank.

In addition to originating loans for our own portfolio, we currently originate loans for sale to generate fee income. We sell residential loans through third-party loan servicers. At December 31, 2022, we held $2.1 million of loans for sale, and we sold $48.1 million of loans during the year ended December 31, 2022, all on a servicing-released basis, generating $1.0 million in gain on sale of loans income.

Loan Approval Procedures and Authority

Pursuant to federal law, the aggregate amount of loans that the Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of the Bank's unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral" or 30% for certain residential development loans). At December 31, 2022, based on the 15% limitation, the Bank's loans-to-one-borrower limit was approximately $10.7 million. No relationship exceeded that amount at December 31, 2022.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loan applications are made on the basis of detailed applications submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns.

All loan approval amounts are based on the aggregate loans, including total balances of outstanding loans and the proposed loan to the individual borrower and any related entity. With respect to residential mortgage loans, our Mortgage Manager has individual authorization to approve residential mortgage loans up to the conforming mortgage limit, currently $726,200. For all loans, each of our President/Chief Executive Officer and Chief Credit Officer have individual authorization to approve secured loans up to $750,000.   These individuals can combine their authority to approve loans up to $1.5 million as long as the total relationship exposure does not exceed $3.0 million. Combined, our President/Chief Executive Officer, Chief Financial Officer, Chief Credit Officer and Senior Lending Officer can approve loans up to the legal lending limit of the Bank. The Bank's Board of Directors reviews credit decisions on a monthly basis.

Generally, we require title insurance or abstracts on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan.

Delinquencies and Asset Quality

Delinquency Procedures. When a loan payment becomes 15 days past due, we contact the customer by mailing a late notice, and loan officers may contact their customers. If a loan payment becomes 30 days past due, we mail an additional late notice and a loan-specific letter written by a collection representative, and we also place telephone calls to the borrower. These loan collection efforts continue until a loan becomes 90 days past due, at which point we would refer the loan for foreclosure proceedings unless management determines that it is in the best interest of TC Federal Bank to work further with the borrower to arrange a workout plan. The foreclosure process would begin when a loan becomes 120 days delinquent. From time to time we may accept deeds in lieu of foreclosure.

Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable that at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further payments are used to reduce the principal outstanding.

When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense in the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

A loan is classified as a troubled debt restructuring if, for economic or legal reasons related to the borrower's financial difficulties, we grant a concession to the borrower that we would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due. Initially, such loans are on non-accrual. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

Delinquent Loans. The following table shows our delinquent loans and leases by the type of loan or lease and number of days delinquent as of the dates indicated.

	At December 31,					
	2022			2021		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due
	(Dollars in thousands)					
Real estate loans:						
Residential	$ 221	$ —	$ 32	$ 1,331	$ 75	$ —
Home equity	25	57	—	—	—	—
Multi-family	—	—	—	—	—	—
Commercial	—	—	57	—	—	—
Construction and land development	—	—	—	—	10	60
Total real estate loans	246	57	89	1,331	85	60
Consumer loans	—	—	—	—	—	—
Commercial and industrial loans	6	—	—	—	—	—
	$ 252	$ 57	$ 89	$ 1,331	$ 85	$ 60

Non-Performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for which either a portion of interest or principal has been forgiven or loans modified at interest rates materially less than current market rates.

The following table shows the amounts of non-performing assets at the dates indicated.

	December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Non-accruing loans:			
Residential	$ 454	$ 354	$ 624
Home equity	—	—	—
Multi-family	—	—	—
Commercial	57	—	1,339
Construction and land development	43	60	—
Commercial and industrial	—	—	—
Consumer	—	—	—
Total non-accruing loans	$ 554	$ 414	$ 1,963
Accruing loans 90 days or more past due:			
Residential	—	—	16
Home equity	—	—	—
Multi-family	—	—	—
Commercial	—	—	—
Construction	—	—	—
Commercial and industrial	—	—	—
Consumer	—	—	—
Total accruing loans 90 days or more past due	—	—	16
Total non-performing loans (1)	554	414	1,979
Real estate owned, net (2)	684	1,115	81
Total non-performing assets	$ 1,238	$ 1,529	$ 2,060
Total accruing troubled debt restructurings	310	431	319
Total non-performing loans as a percentage of loans, gross	0.16 %	0.15 %	0.74 %
Total non-performing loans as a percentage of total assets	0.13 %	0.11 %	0.57 %
Total non-performing assets as a percentage of total assets	0.29 %	0.40 %	0.59 %

(1)   Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.
(2)   Real estate owned balances are shown net of related loss allowances.

For the year ended December 31, 2022, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $68,000. The amount that was included in interest income on such loans during the period was $48,000.

Non-accrual Loans. Our largest loan in non-accrual status at year-end 2022 is a residential mortgage with a book value of $374,000 which was originated in September 2018 for $405,000 as a one-to-four family loan. The borrower went into non-accrual in June 2022 when the loan was more than 90 days past due. There has been no charge-off on the loan, but the borrower was current on his payments at December 31, 2022; however, he had not made six consecutive timely payments. In order to be returned to accruing status, a borrower must make six consecutive principal and interest payments on time.

Foreclosed Assets (Other Real Estate Owned). Foreclosed assets consist of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure, and are recorded at the lower of recorded investment or fair value, less estimated costs to sell. Write-downs from recorded investment to fair value, which are required at the time of foreclosure, are charged to the allowance for loan losses. We order a new appraisal before commencing foreclosure to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense, in either case during the applicable period of such determination. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development

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and improvement of the property, however, are capitalized to the extent of estimated fair value, less estimated costs to sell. At December 31, 2022, we had other real estate owned of $684,000.

We have two other real estate properties owned. The largest property is a professional medical/surgical center facility with a book value of $631,000. This property originated as a loan in August 2016 for $2.7 million as an SBA 7(a) loan with a 75% guaranty. The borrower went into default in September 2019, abandoning the building and the medical office equipment. The Bank took possession of the property through a deed in lieu in July 2021. The property was under contract at December 31, 2022, for $701,000 which subsequently closed on January 31, 2023. The property had been written down to its contract price less 10% selling costs which resulted in an additional write-down of $431,000 for 2022, of which our portion was $108,000 and the SBA's portion was $323,000.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OCC to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable incurred losses. General allowances represent loss allowances which have been established to cover probable incurred losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of our periodic reports with the OCC and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of our assets, our classified and special mention assets at the dates indicated were as follows:

	At December 31,					
	2022		2021		2020	
	(Dollars in thousands)					
Special mention	$	7,804	$	12,761	$	9,042
Substandard		4,211		4,338		6,836
Doubtful		—		—		—
Loss		—		—		—
Total classified and criticized assets	$	12,015	$	17,099	$	15,878

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb probable credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of probable loan losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. The Asset Quality Committee's periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, an ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of

13

specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

As an integral part of their examination process, the OCC periodically reviews our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in the process for establishing our allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of the Asset Quality Committee.

The following table sets forth an analysis of our allowance for loan losses at the dates and for the periods indicated.

	At or for the years ended December 31,					
	2022		2021		2020	
	(Dollars in thousands)					
Balance at beginning of period:	$	4,184	$	4,086	$	3,065
Charge-offs:						
Real estate loans:						
Residential	$	(3)	$	(11)	$	(3)
Home equity		—		—		(1)
Multi-family						
Commercial		—		—		(63)
Construction and land development		—		—		(1)
Total real estate loans		(3)		(11)		(68)
Consumer loans		(65)		(48)		—
Commercial and industrial		-		(78)		—
Total Charge-offs	$	(68)	$	(137)	$	(68)
Recoveries:						
Real estate loans:						
Residential	$	53	$	34	$	123
Home equity		—		—		—
Multi-family		—		—		—
Commercial		—		20		—
Construction and development		11		24		32
Total real estate loans		64		78		155
Consumer loans		7		6		8
Commercial and industrial		64		28		146
Total recoveries	$	135	$	112	$	309
Net (charge-offs) recoveries	$	67	$	(25)	$	241
Provision for loan losses		111		123		780
Balance at end of period	$	4,362	$	4,184	$	4,086
Net (charge-offs) recoveries during the period to average loans outstanding during the period		0.01%		(0.01%)		0.09%
Allowance as a percentage of non-performing loans		787.4%		1010.6%		206.5%
Allowance as a percentage of total loans, net (end of period)		1.28%		1.54%		1.53%

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of the loans in each category at the dates indicated. The allowance for loan losses allocated to each category

14

is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

The following table summarizes the distribution of the allowance for loan losses by category at the dates indicated.

		At December 31,					
	2022		**2020**		**2019**	
	Allowance for loan losses	**Percent of loans in each category to total loans**	**Allowance for Loan Losses**	**Percent of loans in each category to total loans**	**Allowance for loan losses**	**Percent of loans in each category to total loans**
			(Dollars in thousands)			
Real estate loans:						
Residential	$ 1,961	40.2 %	$ 1,469	36.3 %	$ 1,445	39.6 %
Home equity	187	3.7 %	174	4.2 %	134	3.3 %
Multi-family	226	7.2 %	288	7.3 %	311	5.7 %
Commercial	1,632	32.8 %	1,758	33.1 %	1,531	27.2 %
Construction and land development	264	8.2 %	351	12.7 %	387	11.2 %
Total real estate loans	4,270	92.1 %	4,040	93.6 %	3,808	86.9 %
Consumer loans	1	0.3 %	2	0.5 %	1	2.0 %
Commercial and industrial loans	81	7.6 %	110	5.9 %	102	11.1 %
Unallocated	10	0.0 %	32	0.0 %	175	0.0 %
Total loans	$ 4,362	100 %	$ 4,184	100 %	$ 4,086	100 %

Investment Activities

General. The goals of our investment policy are to provide liquidity, meet pledging requirements, generate a reasonable rate of return, and minimize risk. Subject to loan demand, the potential uses of our liquidity and our interest rate risk analysis, we will increase the balance of our investment securities portfolio when we have excess liquidity.

Our investment policy was adopted by the board of directors and is reviewed annually by the board of directors. All investment decisions are made by our Asset/Liability Management Committee, consisting of our President/Chief Executive Officer, Chief Credit Officer, Chief Financial Officer, members of the board of directors, and other members of senior management. The Chief Financial Officer provides an investment schedule detailing the investment portfolio which is reviewed at least monthly by the Asset/Liability Management Committee.

Our current investment policy permits, with certain limitations: investments in U.S. Treasury securities; securities issued by the U.S. government and its agencies or government sponsored enterprises including mortgage-backed securities and collateralized mortgage obligations ("CMOs") issued by Fannie Mae, Ginnie Mae and Freddie Mac; corporate and municipal bonds; certificates of deposit in other financial institutions; federal funds and money market funds.

The table below sets forth information regarding the composition of our securities portfolio and other investments at the dates indicated. At December 31, 2022, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

			At December 31,			
	2022		**2021**		**2020**	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**	**Book Value**	**Fair Value**
			(Dollars in thousands)			
Securities available for sale:						
U.S. treasuries	$ 10,115	$ 9,325	$ 5,129	$ 5,104	$ —	$ —
Municipal bonds	8,763	7,029	8,767	8,597	—	—
Mortgage-backed securities	9,618	8,732	10,295	10,369	5,944	6,281
Collateral mortgage obligations	15,713	14,844	18,804	18,730	8,966	9,135
Corporate obligations	3,625	3,167	2,875	2,832	500	501
Total investment securities	$ 47,834	$ 43,097	$ 45,870	$ 45,632	$ 15,410	$ 15,917

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Portfolio Maturities and Yields. The composition and maturities of our investment portfolio at December 31, 2022 are indicated in the following table. Maturities are based on the final contractual payment date and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. As of December 31, 2022, no securities were held to maturity. There were no securities due in one year or less at December 31, 2022.

	Over One to Five Years		Over Five to Ten Years		Over Ten Years		Total Securities	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities available for sale:								
U.S. treasuries	$ 5,006	2.14 %	$ 5,109	1.28 %	$ —	— %	$ 10,115	1.71 %
Government Sponsored Mortgage Backed Securities	5,136	3.79	4,072	2.24	410	3.5	9,618	3.12
Government Sponsored Collateral Mortgage Obligations	12,604	3.97	3,109	2.78	—	—	15,713	3.73
Municipal bonds	—	—	8,763	1.72	—	—	8,763	1.72
Corporate obligations	—	—	3,625	3.81	—	—	3,625	3.70
Total securities available for sale	$ 22,746	3.51 %	$ 24,678	2.16 %	$ 410	2.16 %	$ 47,834	1.52 %

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also may use borrowings to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment maturities and repayments, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from our primary market area. Our primary deposit products are personal checking accounts, business checking accounts, savings accounts, money market accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We have accepted minimal brokered deposits in recent periods.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. We rely upon personalized customer service, long-standing relationships with customers, and the favorable image of TC Federal Bank in the community to attract and retain deposits. We also seek to obtain deposits from our commercial loan customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth our average deposits by dollar amount and the average rate paid for the various types of deposit programs we offered at the dates indicated.

		2022			2021			2020	
	Average Amount	Percent of Total	Average Rate	Average Amount	Percent of Total	Average Rate	Average Amount	Percent of Total	Average Rate
				(Dollars in thousands)					
Deposits:									
Non-interest-bearing checking	$ 45,879	12.6 %	— %	$ 38,472	12.6 %	— %	$ 52,552	18.7 %	—
Interest-bearing checking	57,879	17.1	0.09	52,224	17.1	0.09	14,636	5.2	0.07
Savings	33,941	11.5	0.14	35,059	11.5	0.04	32,999	11.7	0.39
Money market	103,042	33.0	0.71	100,607	33.0	0.25	82,778	29.5	0.72
Certificates of deposit	74,639	25.8	0.84	78,843	25.8	0.84	98,065	34.9	1.53
Total deposits	$ 315,380	100.0 %	0.41 %	$ 305,205	100.0 %	0.37 %	$ 281,030	100.0 %	0.88

The following table sets forth our total deposit activities for the periods indicated.

		Years Ended December 31,		
		2022	2021	2020
		(Dollars In thousands)		
Beginning balance	$	289,317	$ 294,100	$ 273,604
Net deposits		38,221	(5,495)	18,443
Interest credited		1,302	712	2,053
Ending balance	$	328,840	$ 289,317	$ 294,100
Net increase	$	39,523	$ (4,783)	$ 20,496
Percent increase		13.7%	(1.6)%	7.5%

The following table sets forth the rate and maturity information of our time deposit certificates at December 31, 2022.

		2022					
		Amount Due					
	One Year or Less	More Than One Year to Two Years	More Than Two Year to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
			(Dollars in thousands)				
Certificates of Deposit:							
0.00 - 1.00%	$ 43,343	$ 3,959	$ 1,589	$ 687	$ 49,578	55.4 %
1.01 - 2.00%	4,206	1,706	38	295	6,245	7.0 %
2.01 - 3.00%	2,855	340	-	-	3,195	3.6 %
3.01 - 4.00%	11,063	4,189	15		15,267	17.1 %
4.01 - 5.00%	11,220	-			11,220	12.5 %
5.01 - 6.00%	4,000	-			4,000	4.5 %
Total certificates of deposit	$ 76,687	$ 10,194	$ 1,642	$ 982	$ 89,505	100.00 %

The following table indicates the amount of our certificates of deposit which are greater than the FDIC insurance limit of $250,000 as of December 31, 2022 by time remaining until maturity.

(Dollars In thousands)		
Maturity Period:		
Three months or less	$	1,867
Over three through six months		1,579
Over six through twelve months		6,216
Over twelve months		1,860
Total	$	11,522

Borrowings. Deposits are the primary source of funds for our lending and investment activities and general business purposes. However, as an alternate source of liquidity, we may obtain advances from the Federal Home Loan Bank of Atlanta, ("FHLB"), purchase federal funds from designated correspondent banks, and engage in overnight borrowings from the Federal Reserve. The level of short-term borrowings can fluctuate on a daily basis depending on funding needs and the source of the funds to satisfy the needs.

As of December 31, 2022, we had $45.4 million in credit available with FHLB. In addition, we have four unsecured federal funds lines of credit, in the aggregate amount of $28.5 million, and approximately $5.8 million available from the Federal Reserve Discount Window. We had $11.0 million at an interest rate of 4.57%, outstanding under the daily rate credit program with FHLB at December 31, 2022.

The following table sets forth information regarding our borrowing at the end of and during the periods indicated. The table includes both long- and short-term borrowings.

	Years Ended December 31,					
	2022		**2021**		**2020**	
	(Dollars In thousands)					
FHLB Advances						
Average balance outstanding	$	11,000	$	4,736	$	9,313
Maximum Amount outstanding at any month-end during the period	$	11,000	$	10,345	$	12,769
Balance outstanding at end of period	$	11,000	$	—	$	9,515
Average interest rate during the period		0.70 %		0.85 %		1.00 %
Weighted average interest rate at end of period		4.57 %		—		0.86 %

SUPERVISION AND REGULATION

General

As a bank holding company, TC Bancshares, Inc. is subject to examination and supervision by, and is required to file certain reports with, the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). The Company is also subject to the rules and regulations of the SEC under the federal securities laws. The Federal Reserve Board has not introduced any corresponding regulations for treatment of holding companies of covered savings associations, so ambiguity remains regarding the ongoing treatment and regulation of such holding companies.

As a federal savings bank, TC Federal Bank is subject to examination, supervision and regulation, primarily by the Office of the Comptroller of the Currency ("OCC"), and, secondarily, by the Federal Deposit Insurance Corporation ("FDIC") as deposits insurer. The federal system of supervision and regulation establishes a comprehensive framework of activities in which the Bank may engage and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund.

The Bank is also regulated to a lesser extent by the Federal Reserve Board, which governs the reserves to be maintained against deposits and other matters. In addition, the Bank is a member of and owns stock in the Federal Home Loan Bank of Atlanta, which is one of the 11 regional banks in the Federal Home Loan Bank System. The Bank's relationship with its depositors and borrowers is also regulated to a great extent by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and the form and content of the Bank's loan documents.

The Bank elected to operate as a "covered savings association." As a covered savings association, the Bank maintains its charter as a federal savings bank, but also has the power to engage in the same activities (including investment activities) as a national bank, subject to the same authorization, terms, and conditions as a national bank. Covered savings associations are subject to the federal savings association laws in the area of governance, consolidation, merger, dissolution, conservatorship and receivership. As a covered savings association, the Bank is not required to comply with the lending limits established by the Home Owners' Loan Act that are applicable to federal savings associations.

Set forth below are certain material regulatory requirements that are applicable to the Company and the Bank. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on the Company and the Bank and is qualified by reference to the statutory and regulatory provisions discussed. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on the Company, Bank and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") made significant changes to the regulatory structure for depository institutions and their holding companies. However, the Dodd-Frank Act's changes go well beyond that and affect the lending, investments and other operations of all depository institutions. The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for both bank holding companies and savings and loan holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital for holding companies were restricted to capital instruments that were then currently considered to be Tier 1 capital for insured depository institutions. Subsequent regulations issued by the Federal Reserve Board generally exempted from these requirements bank and savings and loan holding companies of less than $3 billion of consolidated assets, such as the Company. The legislation also established a floor for capital of insured depository institutions that cannot be lower than the standards in effect upon passage, and directed the federal banking regulators to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives. Additionally, the Dodd-Frank Act authorized the payment of interest on commercial checking accounts, effective July 21, 2011.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau (the "CFPB") with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as the Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets continue to be examined for compliance by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings banks, and gave state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The legislation also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called "golden parachute" payments. The legislation also directed the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded. Further, the legislation required that originators of securitized loans retain a percentage of the risk for transferred loans, directed the Federal Reserve Board to regulate pricing of certain debit card interchange fees and contained a number of reforms related to mortgage origination.

Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations. The implementation of the legislation is an ongoing process and the impact on operations cannot yet fully be assessed. However, there is a significant likelihood that the Dodd-Frank Act will result in an increased regulatory burden and compliance, operating and interest expense for the Company and the Bank.

Federal Banking Regulation

Business Activities. A federal savings bank derives its lending and investment powers from the Home Owners' Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. However, as a covered savings association, the Bank is not subject to the qualified thrift lender test and the lending restrictions under the Home Owners' Loan Act. Covered savings associations such as the Bank have the power and authority to engage in the same activities as a national bank. Prior to the Bank's election to become a covered savings association, the Bank had authority to establish, subject to specified investment limits, service corporation subsidiaries that may engage in certain activities not otherwise permissible for the Bank, including real estate investment and securities and insurance brokerage. Upon election to become a covered savings association, the Bank was required to divest or discontinue subsidiaries, assets or activities that are not permissible for national banks, and no divestitures were required.

Examinations and Assessments. The Bank is primarily supervised by the OCC. The Bank is required to file reports with and is subject to periodic examination by the OCC. The Bank is required to pay assessments to the OCC to fund the agency's operations.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including federal savings banks, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and Total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively. The regulations also establish a minimum required leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of accumulated other comprehensive income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. The Bank exercised the AOCI opt-out.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The FASB adopted a new credit loss accounting standard applicable to all banks, savings banks, credit unions, and financial holding companies, regardless of size and is effective for the Bank for our fiscal year beginning on January 1, 2023. The final rule allows for an optional three-year phase in of the day-one adverse effects on a bank's regulatory capital. This Current Expected Credit Loss ("CECL") standard requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios and define what constitutes "capital" for calculating these ratios. The minimum capital requirements are: (1) a common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 to risk-based assets capital ratio of 6%; (3) a total capital ratio of 8%; and (4) a Tier 1 leverage ratio of 4%. The regulations also require unrealized gains and losses on certain "available-for-sale" securities holdings to be included for calculating regulatory capital requirements unless a one-time opt out is exercised. We elected to exercise our one-time option to opt out of the requirement to include certain "available-for-sale" securities holdings for calculating our regulatory capital ratios. The regulations also establish a "capital conservation buffer" of 2.5%, resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, repurchasing its shares, and paying discretionary bonuses, if its capital levels fall below the buffer amount.

The federal banking agencies proposed a rule to establish for institutions with assets of less than $10 billion that meet other specified criteria a "community bank leverage ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) of 9% that such institutions may elect to utilize in lieu of the generally applicable leverage and risk-based capital requirements under the Basel Committee on Banking Supervision ("Basel III"). A "qualifying community bank" with capital exceeding 9% will be considered compliant with all applicable regulatory capital and leverage requirements, including the requirement to be "well capitalized." The rule was adopted in final form, effective January 1, 2020. The Bank has not elected to use the community bank leverage ratio.

We have analyzed the effects of these new capital requirements, and at December 31, 2022, the Bank's capital exceeded and we believe that the Bank meets all of these new requirements, including the full 2.5% capital conservation buffer.

Loans-to-One Borrower. Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by "readily marketable collateral," which generally includes certain financial instruments (but not real estate). As of December 31, 2022, the Bank was in compliance with the loans-to-one borrower limitations.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. Under the federal Prompt Corrective Action statute, the OCC is required to take supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution's level of capital. An institution that has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4% is considered to be "undercapitalized." A savings institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized." A savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized."

Generally, the OCC is required to appoint a receiver or conservator for a federal savings bank that becomes "critically undercapitalized" within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date that a federal savings bank is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any holding company of a federal savings bank that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5.0% of the savings bank's assets at the time it was deemed to be undercapitalized by the OCC or the amount necessary to restore the savings bank to adequately capitalized status. This guarantee remains in place until the OCC notifies the savings bank that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as restrictions on capital distributions and asset growth. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings banks, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2022, the Bank met the criteria for being considered "well capitalized," which means that its total risk-based capital ratio exceeded 10%, its Tier 1 risk-based ratio exceeded 8.0%, its common equity Tier 1 ratio exceeded 6.5% and its leverage ratio exceeded 5.0%

Qualified Thrift Lender Test. As a covered savings association, the Bank is not required to satisfy the qualified thrift lender, or "QTL," test with which other federal savings banks would otherwise be required to comply. If the QTL test were to apply to the Bank, the bank would be required maintain at least 65% of its "portfolio assets" in "qualified thrift investments" (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of every 12-month period under the QTL test. "Portfolio assets" generally means total assets of a savings bank, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings bank's business. Alternatively, the Bank would be able to satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code.

Capital Distributions. Federal regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the savings bank's capital account. A federal savings bank must file an application with the OCC for approval of a capital distribution if:

- the total capital distributions for the applicable calendar year exceed the sum of the savings bank's net income for that year to date plus the savings bank's retained net income for the preceding two years;

- the savings bank would not be at least adequately capitalized following the distribution;

- the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

- the savings bank is not eligible for expedited treatment of its filings.

An application or notice related to a capital distribution may be disapproved if:

21

- the federal savings bank would be undercapitalized following the distribution;

- the proposed capital distribution raises safety and soundness concerns; or

- the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. A federal savings bank also may not make a capital distribution that would reduce its regulatory capital below the amount required for the liquidation account established in connection with its conversion to stock form.

Community Reinvestment Act and Fair Lending Laws. All federal savings banks have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings bank, the OCC is required to assess the federal savings bank's record of compliance with the Community Reinvestment Act. A savings bank's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

The OCC, FDIC, and Federal Reserve announced that they are working together to "strengthen and modernize" the rules implementing the Community Reinvestment Act. The effects on the Bank of any potential change to the Community Reinvestment Act rules will depend on the final form of any federal rulemaking and cannot be predicted at this time. Management will continue to evaluate any changes to the Community Reinvestment Act's regulations and their impact to the Bank.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. The Bank received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings bank's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with an insured depository institution such as the Bank. The Company is an affiliate of the Bank because of its control of the Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

The Bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by the Bank's board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The OCC has primary enforcement responsibility over federal savings banks and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings bank. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution to the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the OCC that enforcement action be taken with respect to a particular savings bank. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC insured financial institutions such as the Bank. Deposit accounts in the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Under the FDIC's risk-based assessment system, assessments for most institutions are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years and certain other factors. An institution's rate depended upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Institutions deemed less risky pay lower FDIC assessments. FDIC assessments are based upon each insured institution's total assets less tangible equity instead of deposits. Effective July 1, 2016, the FDIC adopted an assessment range (inclusive of possible adjustments) for most banks and savings banks of 1.5 basis points to 30 basis points.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Financial Privacy and Cybersecurity. Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 and related regulations, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

Consumers must be notified in the event of a data breach under applicable state laws. Under federal regulations, banking organizations are required to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the federal regulations. Banks' service providers are required under the federal regulations to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of Atlanta, the Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of December 31, 2022, the Bank was in compliance with this requirement. While the Bank's ability to borrow from the Federal Home Loan Bank of Atlanta provides an additional source of liquidity, the Bank has historically not used Federal Home Loan Bank advances to fund its operations.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act; and

- rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of the Bank also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The USA PATRIOT Act, which requires savings banks to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

General. The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and is registered with the Federal Reserve Board and subject to the regulation, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary depository institution. Little is known regarding the supervision and regulation of holding companies of covered savings associations because the adopting rules governing covered savings association does not address the issue and neither the OCC nor the Federal Reserve Board has provided any guidance.

Permissible Activities. A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

As a bank holding company, the Company can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities; providing financial and investment advisory services and underwriting services; and engaging in limited merchant banking activities. We have not sought financial holding company status, but we may elect that status in the future as our business matures. If we were to elect in writing for financial holding company status, we would be required to be well capitalized and well managed, and the Bank would also have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act.

Capital. The Dodd-Frank Act required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to bank holding companies; as is the case with institutions themselves, the capital conservation buffer was phased in between 2016 and 2019. However, the Federal Reserve Board has provided a "small bank holding company" exception to its consolidated capital requirements, and legislation and the related issuance of regulations by the Federal Reserve Board has increased the threshold for the exception to $3.0 billion. As a result, the Company is not currently subject to the capital requirement because its consolidated assets do not exceed $3.0 billion.

Source of Strength. The Dodd-Frank Act "source of strength" doctrine applies to bank holding companies. The Federal Reserve Board has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate or earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary insured depository institution becomes undercapitalized. The regulatory guidance also states that a bank holding company should inform Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Change in Control. Under the Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a bank holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company's outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company's outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

Federal Securities Laws

Our common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended, and we are subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act (the "JOBS Act"), which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year qualifies as an "emerging growth company." The Company qualifies as an emerging growth company under the JOBS Act.

An "emerging growth company" may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as "say-on-pay" votes) or executive compensation payable in connection with a merger (more frequently referred to as "say-on-golden parachute" votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, the Company will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a "smaller reporting company" under SEC regulations. The Company will remain a "smaller reporting company" so long as it has a less than $250 million in shares tradable by the public (excluding equity held by affiliates and insiders, referred to as a "public float") or the Company has less than $100 million in annual revenues and less than $700 million in public float. Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. The Company has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933, which for us is July 20, 2021); (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a "large accelerated filer" under SEC regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our financial position, results of operations and cash flows. The risks described below should carefully be considered together with the other information contained in this report.

Risks Related to Lending Activities.

We originate commercial and multi-family real estate, commercial and industrial, and construction and land development loans, which involve credit risks that could adversely affect our financial condition and results of operations.

At December 31, 2022, commercial real estate loans totaled $111.4 million, or 32.8% of our loan portfolio, commercial and industrial loans totaled $25.7 million, or 7.6% of our loan portfolio, construction and land development loans totaled $27.9 million, or 8.2% of our loan portfolio and multi-family loans totaled $24.6 million, or 7.2% of our loan portfolio. Given their larger balances and the complexity of the underlying collateral, commercial and multi-family real estate, construction and land development loans, and commercial and industrial loans generally have more risk than the one-to-four family residential real estate loans we originate. Because the repayment of commercial real estate and commercial and industrial loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. Because construction and development loans rely on the demand for lots and housing, the ability of developers to repay loans can be impacted by the economy's impact on consumers. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower's business, thereby increasing the risk of nonperforming loans. Further, unlike residential mortgage loans, commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may depreciate over time, may be more difficult to appraise and may be more susceptible to fluctuation in value at default. A downturn in the economy may also impact landlords' ability to retain and find new tenants in non-owner-occupied real estate properties. In addition, the physical condition of non-owner-occupied properties may be below that of owner-occupied properties due to lax property maintenance standards, which have a negative impact on the value of the collateral properties. As our commercial and multi-family real estate and commercial and industrial loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2022, $136.4 million, or 40.2%, of our total loan portfolio, was secured by one-to-four family real estate. One- to-four family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values as a result of a downturn in the Pennsylvania housing market could reduce the value of the real estate collateral securing these types of loans. As a result, we have increased risk that we could incur losses if borrowers default on their loans because we may be unable to recover all or part of the defaulted loans by selling the real estate collateral. In addition, if borrowers sell their homes, they may be unable to repay their loans in full from the sale proceeds. For these reasons, we may experience higher rates of delinquencies, defaults and losses on our residential mortgage loans. We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

We have a significant volume of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At December 31, 2022, approximately $312.7 million, or 92.1%, of our total loan portfolio, was secured by real estate, most of which is located in our primary lending market areas. Future declines in the real estate values in our primary lending markets and surrounding markets as a result of the economic downturn could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower's obligations to us. This could require increasing our allowance for loan losses to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market areas. Local economic conditions have a significant impact on our residential real estate, commercial real estate, construction, commercial and industrial and consumer lending, including, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Deterioration in economic conditions in our primary market areas could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

- demand for our products and services may decrease;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of the assets and collateral associated with existing loans;

- the value of our securities portfolio may decrease; and

- the net worth and liquidity of loan guarantors may decrease, thereby impairing their ability to honor commitments made to us.

Moreover, a significant decline in general economic conditions, caused by inflation, acts of terrorism, an outbreak of hostilities or other international or domestic calamities or other factors beyond our control could further impact these local economic conditions and could further negatively affect our financial performance. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

In originating loans there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, the type of loan, the creditworthiness of the borrower over the term of the loan that represents management's best estimate of probable losses within the existing portfolio of loans. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the adequacy of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio and adjustment may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase the level of our provision for loan losses. In addition, federal regulators periodically review our allowance for loan losses and as a result of such reviews, we may have to adjust our allowance for loan losses or recognize further loan charge-offs. However, regulatory agencies are not directly involved in the process of establishing the allowance for loan losses, as the process is our responsibility and any adjustment of the allowance is the responsibility of management. Material additions to the allowance would materially decrease our net income.

Effective January 1, 2023, we will adopt the Current Expedited Credit Loss ("CECL") standard for determining the amount of our allowance for credit losses which we expect will increase our allowance for loan and lease losses and cause our historic allowance for loan and lease losses not to be indicative of how we will maintain our allowance for credit losses going forward. The Company is estimating an overall increase in its allowance for credit losses ranging from $67,000 to $408,000, or an allowance for credit losses to total loans of between 1.30% and 1.40% as of December 31, 2022. The adoption of this standard on January 1, 2023, will be recognized as a cumulative effect adjustment to the January 1, 2023 retained earnings balance. There is no impact on the Company's available for sale securities or other instruments.

The CECL standard became effective for the Bank on January 1, 2023. Under CECL, the allowance for credit loss is an estimate of the expected credit losses on financial assets measured at amortized cost, which is measured using relevant information about past events, including historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. Changes in economic forecasts, loan portfolio composition and credit quality, changes in model assumptions and other factors will influence the CECL outcomes and the resulting calculation of our allowance for credit losses. This will change the current method of providing allowances for credit losses that are incurred or probable, which would likely require us to increase our allowance for credit losses, and to greatly increase the types of data we will need to collect and review to determine the appropriate level of the allowance for credit losses. We anticipate that if there is an onset of economic distress that management believes is likely to materially increase our non-performing loans, CECL will likely have the effect of causing management to accelerate the increase in our allowance for credit losses, as compared to our prior loan loss methodology.

Liquidity, primarily through deposits, in essential to our business model and a lack of liquidity, or an increase in the cost of liquidity could materially impair our ability to fund our operations and jeopardize our results of operation, financial condition and cash flows.

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

Deposit levels may be affected by several factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, customers seeking to maximize deposit insurance by limiting their deposits at a single financial institution to $250,000, general economic and market conditions and other factors. Loan repayments are a relatively stable source of funds but are subject to the borrowers' ability to repay loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors.

Furthermore, loans generally are not readily convertible to cash. From time to time, if deposits and loan payments are not sufficient to meet our needs, we may be required to rely on secondary sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, brokered deposits, secured and unsecured federal funds lines of credit from correspondent banks, Federal Reserve borrowings and/or accessing the equity or debt capital markets. The availability of these secondary funding sources is subject to broad economic conditions, to regulation and to investor assessment of our financial strength and, as such, the cost of funds may fluctuate significantly and/or the availability of such funds may be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity. Additionally, if we fail to remain " well-capitalized" our ability to utilize brokered deposits may be restricted. We have somewhat similar risks to the extent high balance core deposits exceed the amount of deposit insurance coverage available.

We anticipate we will continue to rely primarily on deposits, loan repayments, and cash flows from our investment securities to provide liquidity. Additionally, when necessary, the secondary sources of borrowed funds described above will be used to augment our primary funding sources. In March 2023, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. We may use the Bank Term Funding Program on an as needed basis. An inability to maintain or raise funds (including the inability to access secondary funding sources) in amounts necessary to meet our liquidity needs would have a substantial negative effect, individually or collectively, on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include our financial results, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, a reduction in our credit rating, any damage to our reputation, counterparty availability, changes in the activities of our business partners, changes affecting our loan portfolio or other assets, or any other event that could cause a decrease in depositor or investor confidence in our creditworthiness and business. Those factors may lead to depositors withdrawing their deposits or creditors limiting our borrowings. Our access to liquidity could also be impaired by factors that are not specific to us, such as general business conditions, interest rate fluctuations, severe volatility or disruption of the financial markets, bank closures or negative views and expectations about the prospects for the financial services industry as a whole, or legal, regulatory, accounting, and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may remain or become increasingly difficult due to economic and other factors beyond our control. Any such event or failure to manage our liquidity effectively could affect our competitive position, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets and have a material adverse effect on our results of operations or financial condition.

Risks Related to Our Business Strategy.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in opening branches and expanding lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion, if done without proper due diligence and consideration of unexpected outcomes, could be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in the opening of new branches.

We depend on our management team and other key personnel to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We are dependent upon the services of the members of our senior management team who direct our strategy and operations. Members of our senior management team, or lending personnel who possess expertise in our markets and key business relationships, could be difficult to replace. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business strategy may be lengthy. In 2021, there has been a dramatic increase in workers leaving their positions throughout our industry (and other industries) that is being referred to as the "great resignation," and the market to build, retain and replace talent has become even more highly competitive. Our loss of these persons, or our inability to hire additional qualified personnel, or the cost of replacing such personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. We currently have a comprehensive succession plan in place for key members of our senior management team.

Risks Related to Economic Conditions.

Future changes in interest rates could reduce our profits and asset values.

Net income is the amount by which net interest income and non-interest income exceeds non-interest expense, provision for loan losses, and taxes. Net interest income makes up a majority of our income and is based on the difference between:

- the interest income we earn on interest-earning assets, such as loans and securities; and

- the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings institutions, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities. In a period of declining interest rates, the interest income we earn on our assets may decrease more rapidly than the interest we pay on our liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower interest rates.

In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A decline in interest rates results in increased prepayments of loans and mortgage-backed and related securities as borrowers refinance their debt to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Furthermore, an inverted interest rate yield curve, where short-term interest rates (which are usually the rates at which financial institutions borrow funds) are higher than long-term interest rates (which are usually the rates at which financial institutions lend funds for fixed-rate loans) can reduce a financial institution's net interest margin and create financial risk for financial institutions who originate longer-term, fixed rate mortgage loans.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets and ultimately affect our earnings.

Inflation may have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Recently, there have been market indicators of a pronounced rise in inflation and the Federal Reserve Board has raised certain benchmark interest rates in an effort to combat inflation. The Federal Reserve Board has signaled that further increases may be necessary to control inflation. As inflation increases, the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation increases the cost of goods and services we use in our business operations, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

Risks Related to Competitive Markets.

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense and we experience strong competition from many other financial institutions as well as financial technology companies ("fintechs"). In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms and unregulated or less regulated non-banking entities, operating locally and elsewhere. Because technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, we also compete with fintechs seeking to disrupt conventional banking markets. In particular, the activity of fintechs has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products and a number of fintechs have applied for bank or industrial loan charters. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products to their customers. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates on more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected.

The financial services industry could become even more competitive as a result of new legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry.

Our asset size makes it more difficult for us to compete.

Our asset size makes it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Our ability to diversify economic risks is limited by our own local markets and economies. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from such activities as securities and insurance brokerage. Finally, compared to larger institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

Risks Related to Laws and Regulations.

We may be materially and adversely affected by the highly regulated environment in which we operate.

The Bank is subject to extensive regulation, supervision and examination by the OCC, and the Company is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such supervision and regulation governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors and borrowers of the Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firms. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.

Uncertainty exists with regard to regulation of holding companies of covered savings associations.

Effective July 1, 2019, the Bank qualified as a "covered savings association" and elected to hold such status. On May 24, 2019, the OCC issued a final rule and outlined the nature and powers of a covered savings association as well as the applicable regulatory structure. Although as a covered savings association we are subject to the same reporting and regulatory requirements as a federal savings bank, neither the OCC nor the Federal Reserve Board has adopted regulations on the treatment of covered savings association holding companies. Based on guidance from the Federal Reserve Board, the Company is a bank holding company of a covered savings association. However, ambiguity remains on the ongoing treatment and regulation of such entities.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios and define what constitutes "capital" for calculating these ratios. The minimum capital requirements are: (1) a common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 to risk-based assets capital ratio of 6%; (3) a total capital ratio of 8%; and (4) a Tier 1 leverage ratio of 4%. The regulations also require unrealized gains and losses on certain "available-for-sale" securities holdings to be included for calculating regulatory capital requirements unless a one-time opt out is exercised. We elected to exercise our one-time option to opt out of the requirement to include certain "available-for-sale" securities holdings for calculating our regulatory capital ratios. The regulations also establish a "capital conservation buffer" of 2.5%, resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, repurchasing its shares, and paying discretionary bonuses, if its capital levels fall below the buffer amount.

The federal banking agencies proposed a rule to establish for institutions with assets of less than $10 billion that meet other specified criteria a "community bank leverage ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) of 9% that such institutions may elect to utilize in lieu of the generally applicable leverage and risk-based capital requirements under the Basel Committee on Banking Supervision ("Basel III"). A "qualifying community bank" with capital exceeding 9% will be considered compliant with all applicable regulatory capital and leverage requirements, including the requirement to be "well capitalized." The rule was adopted in final form, effective January 1, 2020.

We have analyzed the effects of these capital requirements, and we believe that the Bank meets all of these requirements, including the full 2.5% capital conservation buffer. Furthermore, the Bank runs an annual stress test on its loan portfolio to determine its ability to maintain the full capital conservation buffer in the event of heightened loan losses similar or greater than those experienced by banking peers in the Great Recession. See "Supervision and Regulation— Federal Banking Regulation—Capital Requirements."

Risks Related to Operational Matters.

We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber-security breaches.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions and to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity. In addition, we outsource some of our data processing to certain third-party providers. If these third-party providers encounter difficulties, including as a result of cyber-attacks or information security breaches, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, disruptions or failures in the physical infrastructure or operating systems that support our business and customers, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, customer attrition, the inability of our customers to transact business with us, violations of applicable privacy and other laws, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of our stock offering in July 2021, we became a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes Oxley Act") requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

Risks Related to Accounting Matters.

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the FASB or SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing periodic reports we will be required to file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. The areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses and our determinations with respect to amounts owed for income taxes. The uncertainty surrounding the lasting effects of the COVID-19 pandemic may negatively impact results, and our management team's assumptions may not account for such effects.

We have a significant amount of net operating losses that we may not be able to utilize.

During the Great Recession, we generated significant net operating losses and unrealized tax losses (collectively, "NOLs"). As of December 31, 2022, we had an estimated federal NOL carryforward of $2.6 million and an estimated state NOL carryforward of $3.8 million, and recognized a deferred tax asset of $0.7 million related to NOL carryforwards. These NOLs generally may be carried forward for a 20-year period to offset future taxable income and reduce our federal and state income tax liability, respectively. Our federal and state NOL carry-forwards begin to expire in 2031 unless previously utilized.

As a result of our conversion from mutual to stock form of ownership and our contemporaneous stock offering, it is possible that we would incur an "ownership change" under Section 382 of the Internal Revenue Code ("Section 382"). An ownership change will occur if after the conversion, the persons who are considered "owners" of the Bank before the conversion own less than 50% of our holding company's stock immediately after the conversion. In addition, an ownership change will occur if, over a rolling three-year period, the percentage of the common stock of the Company owned by stockholders holding 5% or more of our common stock has increased by more than 50% over the lowest percentage of common stock owned by such stockholders during the three-year period. In general, if a company incurs an ownership change under Section 382, the company's ability to utilize an NOL carryforward to offset its taxable income becomes limited to a certain amount per year. This limitation is computed by multiplying the company's fair market value immediately before the ownership change by a rate equal to the long-term tax-exempt rate for the month in which the ownership change occurs.

If we are unable to fully utilize the NOL carryforwards to reduce our taxable income prior to their expiration, either because of insufficient taxable income or a limitation imposed under Section 382, we will need to write off any remaining deferred tax asset and will incur additional income tax liability, which would adversely affect our results of operations.

Risks related to the COVID-19 Pandemic and the Associated Economic Slowdown.

The ongoing COVID-19 pandemic could have an adverse impact on our financial performance and results of operations.

As the COVID-19 pandemic has evolved from its emergence in early 2020, so has its impact. Many states have re-instituted, or strongly encouraged, varying levels of quarantines and in some cases have at times limited operations of certain businesses and taken other restrictive measures designed to help slow the spread of COVID-19 and its variants. Governments and businesses have also instituted vaccine mandates and testing requirements for employees. While vaccine availability and uptake has increased, the long-term macro-economic effects on global supply chains, inflation, labor shortages and wage increases continue to impact many industries, including the collateral underlying certain of our loans. Moreover, with the potential for new strains of COVID-19 to emerge, governments and businesses may re-impose aggressive measures to help slow its spread in the future. For this reason, among others, as the COVID-19 pandemic continues, the potential impacts are uncertain and difficult to assess.

Although financial markets have largely rebounded from the significant declines that occurred earlier in the pandemic and global economic conditions showed signs of improvement during the second half of 2020 and throughout 2021, many of the circumstances that arose or became more pronounced after the onset of the COVID-19 pandemic persist, which may subject us to a number of risks including, without limitation, the following:

- lower loan demand and an increased risk of loan delinquencies, defaults, and foreclosures due a number of factors, including continuing supply chain issues, decreased consumer and business confidence and economic activity;

- collateral for loans, especially real estate, may decline in value, which may reduce our ability to liquidate such collateral and could cause loan losses to increase and impair our ability over the long run to maintain our loan origination volume;

- volatility in financial and capital markets and interest rates;

- a significant decline in the market value of our common stock;

- increased demands on capital and liquidity;

- heightened cybersecurity, information security, and operational risks as cybercriminals attempt to profit from the disruption resulting from the pandemic given increased online and remote activity, including as a result of work-from-home arrangements;

- disruptions to business operations experienced by counterparties and service providers;

- increased risk of business disruption from the loss of employees due to their inability to work effectively because of illness, quarantines, government actions, failures in systems or technology that disrupt work-from-home arrangements, or other effects of the COVID-19 pandemic, including the increase in employee resignations currently taking place throughout the United States in connection with the COVID-19 pandemic, which is commonly referred to as the "great resignation"; and

- decreased demands for our products and services.

We have also experienced and may continue to experience other negative impacts to our business as a result of the pandemic that could exacerbate other risks discussed in this "Risk Factors" section. The ongoing fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to us.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of nonperforming loans, which could adversely affect our operations, financial condition and earnings.

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

- demand for our products and services may decline;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by pandemics, inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Other Risks related to Our Business.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial cost and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform appropriate environmental due diligence when originating loans secured by certain types of commercial properties, may not be sufficient to detect all potential environmental hazards, particularly at the point of foreclosure, if necessary. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Natural disasters, acts of terrorism and other external events could harm our business.

Natural disasters can disrupt our operations, result in damage to our properties, reduce or destroy the value of the collateral for our loans and negatively affect the economies in which we operate, which could have a material adverse effect on our results of operations and financial condition. A significant natural disaster, such as a hurricane, pandemic, tornado, earthquake, fire or flood, could have a material adverse impact on our ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Acts of terrorism, war, civil unrest, violence, pandemics or human error could cause disruptions to our business or the economy as a whole. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

We may be required to transition from the use of LIBOR interest rate index in the future.

Certain of our investment securities are currently indexed to LIBOR to calculate the loan interest rate. The continued availability of the LIBOR index is not guaranteed after 2022. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR (with the exception of overnight repurchase agreements, which are expected to be based on the Secured Overnight Financing Rate, or SOFR). The language in our LIBOR-based contracts and financial instruments has developed over time and may have various events that trigger when a successor rate to the designated rate would be selected. If a trigger is satisfied, contracts and financial instruments may give the calculation agent discretion over the substitute index or indices for the calculation of interest rates to be selected.

Risks Related to our Common Stock

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation, the risks discussed elsewhere in this "Risk Factors" section and:

- actual or anticipated fluctuations in our operating results, financial condition or asset quality;

- changes in economic or business conditions;

- the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board;

- publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or the cessation of coverage;

- operating and stock price performance of companies that investors deem comparable to us;

- additional or anticipated sales of our common stock or other securities by us or our existing stockholders;

- additions, departures or inability to retain of key personnel;

- perceptions and speculations in the marketplace regarding our competitors or us;

- price and volume fluctuations in the overall stock market from time to time;

- litigation involving us, our industry or both;

- investigations by regulators into our operations or those of our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

- other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services; and

- other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

The implementation of the 2022 Equity Incentive Plan may dilute your ownership interest.

In 2022, we adopted the TC Bancshares, Inc. 2022 Equity Incentive Plan, which authorized the issuance of up to 700,000 shares of our common stock. To the extent issuances under the 2022 Equity Incentive Plan exceed the amount of the Company's open market purchases, our stockholders will experience a reduction in ownership interest.

The corporate governance provisions in our articles of incorporation and bylaws may prevent or impede the holders of a minority of our common stock from obtaining representation on our board of directors and may also prevent or impede a change in control.

Provisions in our articles of incorporation and bylaws may prevent or impede holders of a minority of our common stock from obtaining representation on our board of directors. For example, our board of directors is divided into three classes with staggered three-year terms. A classified board makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. Second, our articles of incorporation provides that there will not be cumulative voting by stockholders for the election of our directors. Also, we have the ability to issue preferred stock without stockholder approval with voting rights to third parties who may be friendly to our board of directors.

In addition, our articles of incorporation generally provide that, for a period of three years from July 20, 2021, the date closing of our initial public offering, no person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of our equity securities held by any person other than the Company, and that any shares acquired in excess of this limit would not be entitled to be voted and would not be counted as voting stock in connection with any matters submitted to the stockholders for a vote.

Under Federal Reserve Board regulations, no person may directly or indirectly acquire or offer to acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company creates a rebuttable presumption that the acquirer "controls" the holding company. Also, a bank holding company must obtain the prior approval of the Federal Reserve Board before, among other things, acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any bank, including the Bank.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

Our management team has limited experience managing a publicly-traded company or complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition into a public company, which will be subject to significant regulatory oversight and reporting obligations under federal securities laws. In particular, these new obligations will require substantial attention from our management and may divert their attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

You may not receive dividends on our common stock.

Holders of our common stock are only entitled to receive dividends as our board of directors may declare out of funds legally available for such payments. The declaration and payment of future cash dividends will be subject to, among other things, regulatory restrictions, our then current and projected consolidated operating results, financial condition, tax considerations, future growth plans, general economic conditions, and other factors our board of directors deems relevant. See the sections entitled "Supervision and Regulation—Federal Banking Regulation—Capital Requirements"; "—Capital Distributions"; and "—Holding Company Regulation" in Item 1 of this report.

The will depend primarily upon the proceeds it retains from the offering as well as earnings of the Bank to provide funds to pay dividends on our common stock. The payment of dividends by the Bank also is subject to certain regulatory restrictions. Federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter be or continue to be undercapitalized, and dividends by a depository institution are subject to additional limitations.

As a result, any payment of dividends in the future by the Company will depend, in large part, on the Bank's ability to satisfy these regulatory restrictions and its earnings, capital requirements, financial condition and other factors.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We could remain an "emerging growth company" for up to five years following the completion of our initial public offering, or until the earliest of (a) the last day of the first fiscal year in which our total annual gross revenues amount to $1.07 billion or more, (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

As a result, our stockholders may not have access to certain information they may deem important, and investors may find our common stock less attractive if we choose to rely on these exemptions. This could result in a less active trading market for our common stock and the price of our common stock may be more volatile.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We currently conduct business from our main office, a full service branch in Tallahassee, Florida, commercial LPOs in Savannah, Georgia and Jacksonville, Florida, and a residential mortgage center in Tallahassee, Florida. The following table sets forth the net book value of the land, building and leasehold improvements and certain other information with respect to our offices at December 31, 2022:

Location	Leased/Owned	Date of Lease Expiration	Net Book Value of Property and Leasehold Improvements		Amount of Deposits	
			(Dollar in thousands)			
Main Office **131 South Dawson Street Thomasville,** **Georgia 31799**	Owned	N/A	$	1,820	$	237,643
Tallahassee Branch **2915-501 Kerry Forest Parkway** **Tallahassee, Florida 32309**	Owned	N/A	$	1,212	$	91,197
Savannah Commercial LPO **105 West Congress St, Unit C Savannah,** **Georgia 31401**	Leased	12/31/22	$	58		N/A
Residential Mortgage Center **2282 Killearn Center Boulevard, Suite B** **Tallahassee, Florida 32308**	Leased	9/1/22		5		N/A
Jacksonville Commercial LPO **3121 Venture Place, Suite 3 Jacksonville,** **Georgia 32257**	Leased	5/31/24	$	37		N/A
Total			$	3,132	$	328,840

Item 3. Legal Proceedings

We are not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. At December 31, 2022, we were not involved in any legal proceedings the outcome of which would be material to our financial condition or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's shares of common stock are traded on the Nasdaq Capital Market under the symbol TCBC. As of March 22, 2023 there were approximately 534 stockholders of record of our common stock.

Dividends. The Company commenced the payment of semi-annual dividends in 2022, with $0.05 per share of common stock paid on July 15, 2022, to the stockholders of record on June 27, 2022, and $0.05 per share of common stock paid on January 18, 2023, to the stockholders of record on January 3, 2023. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including our financial condition, capital requirements, earnings, cash flow and other factors.

Stock Repurchases. The following table contains information regarding the Company's purchases of its common stock made during the fourth quarter 2022 by or on behalf of the Company or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Exchange Act.

Period	Total Number of Shares purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs [(1)]
October 1-31, 2022	21,057	$ 14.80	21,057	177,422
November 1-30, 2022	2,594	$ 14.81	2,594	174,828
December 1-31, 2022	-	-	-	174,828
Total	23,651	$ 14.80	23,651	174,828

[(1)] During fourth quarter 2022, the Company withheld 5,568 common shares for minimum tax withholding settlements on restricted stock. These are not considered "repurchases" and, therefore, do not count against the maximum number of shares that may yet be purchased under the board of directors' authorization.

[(20)] On August 3, 2022, the Company announced a program to repurchase up to 250,000 shares of the Company's common stock through June 30, 2023.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion provides additional information regarding our results of operations and financial condition for the years ending December 31, 2022 and 2021, and should be read in conjunction with our consolidated financial statements and the related notes, which appear beginning in Item 8 of this report. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this annual report.

Recent Mutual-to-Stock Conversion and Reorganization

The Company, a Georgia corporation, was formed on March 5, 2021 to serve as the savings and loan holding company for the Bank. The Bank is a federally chartered savings bank headquartered in Thomasville, Georgia that has served the banking needs of our customers since 1934. On July 20, 2021, the Bank completed a mutual-to-stock conversion in a series of transactions by which it reorganized its corporate structure from a mutual savings bank to a federal stock savings bank, and became a wholly-owned subsidiary of the Company. In connection with the reorganization and conversion, the Company sold 4,898,350 shares of its common stock at a price of $10.00 per share, which we refer to as the "stock offering," and on July 21, 2021, the Company's common stock commenced trading on the NASDAQ Stock Market under the symbol "TCBC."

Before the reorganization and conversion, the Company conducted no operations other than organizational activities. In this annual report, unless the context indicates otherwise, all references to "we," "us" and "our" refer to the Company and the Bank, except that if the discussions relate to a period before July 20, 2021, these terms refer solely to the Bank.

Recent Banking Events

There were two significant bank failures in the first part of March 2023, primarily due to the failed banks' lack of liquidity as depositors sought to withdraw their deposits. Due to rising interest rates, the failed banks were unable to sell investment securities held to meet liquidity needs without realizing substantial losses. As a result of the March 2023 bank closures and in an effort to strengthen public confidence in the banking system and protect depositors, regulators have announced that any losses to the Deposit Insurance Fund to support uninsured depositors will be recovered by a special assessment on banks, as required by law, which could increase the cost of our FDIC insurance assessments. Additionally, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. The future impact of these failures on the economy, financial institutions and their depositors, as well as any governmental regulatory responses or actions resulting from the same, is difficult to predict at this time.

Overview

We are a full service community bank that provides a variety of services to individual and commercial accounts in our market areas. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from our operations, in one-to-four family residential real estate loans, commercial and multi-family residential real estate loans, commercial and industrial loans, construction and land development loans and consumer loans. At December 31, 2022, we had total assets of $429.6 million, loans, net of the allowance for loan losses and deferred fees, of $334.1 million, total deposits of $328.8 million and total stockholders' equity of $85.3 million. During 2019, the Bank elected to be treated as a "covered savings association" which allows us to engage in the same activities as a national bank.

Our primary deposit products are personal checking accounts, business checking accounts, savings accounts, money market accounts and certificates of deposit. Our lending products include single-family residential loans, construction loans, land development loans and SBA/USDA guaranteed loans.

We expect to continue to focus on originating one-to-four family residential real estate loans, commercial and multi-family residential real estate loans, commercial and industrial loans, construction and land development loans and consumer loans. Although in recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans.

We also invest in securities, which have historically consisted primarily of mortgage-backed securities issued by U.S. government sponsored enterprises but in 2021 and 2022 we also invested in U.S. treasuries and municipal bonds. In recent years, we have originated single-family owner-occupied loans for sale into the secondary market and for our own portfolio. We intend to continue this activity in the future.

As a general matter, our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets, which can result in interest expense increasing more rapidly than increases in interest income as interest rates increase. Therefore, increases in interest rates may adversely affect our net interest income and net economic value, which in turn would likely have an adverse effect on our results of operations. To help manage interest rate risk, we promote core deposit products and we are continuing to diversify our loan portfolio by adding more commercial-related loans. We will seek to continue to increase our core checking accounts during 2023.

Business Strategy

Our goal is to provide long-term value to our stockholders, depositors, customers, employees and the communities we serve by executing a safe and sound business strategy that produces increasing earnings. We believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to commercial and retail customers in our market areas, and we believe that the increased capital resulting from the completion of our stock offering enables us to compete more effectively with other financial institutions.

Our current business strategy consists of the following:

- *Leverage the infrastructure of the Bank to create additional value for depositors, employees, customers and the communities in which we operate.* We seek to improve our operating efficiency as we optimize a new core processing system that was implemented in 2020 in order to enhance service features for both retail and business customers, and continue the process improvements implemented over the last two years. Our efficiency ratio has gradually improved from 91.2% for the year ended December 31, 2020 to 76.7% as of December 31, 2021, before regressing slightly to 82.7% as of December 31, 2022. Based on the personnel and systems now in place, we believe we can continue our trend of improving our operational efficiency, particularly as we are able to utilize the capital raised in the stock offering to grow assets and increase top line revenue. The increase in 2022 was related to the expense that accompanied the implementation of the stockholder approved management incentive plans. During 2022, the Bank opened a new commercial lending LPO in the Jacksonville market. Currently the Bank is in the process of launching new retail locations in Savannah, Georgia and Jacksonville, Florida. Both new branch locations are scheduled to open during the second quarter of 2023. Additionally, management foresees the opportunity to add an additional branch in Tallahassee, Florida with possible further expansion in both Savannah, Georgia and Jacksonville, Florida.

  Our core processing system conversion was completed in late 2020 which we believe improved our competitive position with constituencies that demand digital access to accounts for the movement of money through expanded capability made available in the new core processing system.

- *Grow our loan portfolio prudently.* We intend to continue to maintain a diversified portfolio of loans, with an emphasis on commercial and multi-family real estate loans and residential mortgage loans. We expect to be able to continue to grow our loan portfolio, having grown our outstanding loans $67.8 million, or 25.5%, from year-end 2021, and $3.9 million, or 1.5%, and from year-end 2020 through year-end 2021. We intend to continue to grow our commercial lending activities through government sponsored loan programs, such as the SBA and USDA loan programs. Through our residential mortgage office in Tallahassee, we will continue to seek to originate residential loans for our portfolio as well as for sale in the secondary market, using multiple correspondent relationships for the sale of residential mortgages on a servicing-released basis. Residential lending introduces new customer relationships to the Bank and provides an opportunity for us to offer additional banking services to those clients.

  For much of the Bank's existence as a federal savings bank, our loan portfolio focused on residential mortgage lending. However, in the first decade of the 2000's, we expanded our loan product mix and now have a diversified mix of one-to- four family residential real estate loans, commercial and multi-family real estate loans, commercial and industrial loans, construction and land development loans and consumer loans. As of December 31, 2022, 40.2% of our loan portfolio consisted of residential real estate loans, 41.0% were commercial and multi-family real estate loans, 8.2% per construction and land development loans, 7.6% were commercial and industrial loans, 3.7% were home equity loans and 0.3% were consumer loans. Residential loans increased $37.9 million, or 27.8%, to $136.4 million as of December 31, 2022, from $98.4 million as of December 31, 2021. Commercial and multi-family real estate loans increased $26.2 million, or 23.9%, to $136.0 million as of December 31, 2022, from $109.8 million as of December 31, 2021, commercial and industrial loans increased $9.8 million, or 61.6%, to $25.7million as of December 31, 2022, from $15.9 million as of December 31,

2021 while construction and land development loans decreased 6.5% to $25.7 million as of December 31, 2022, from $34.4 million as of December 31, 2021.

- *Continue to increase core deposits.* We seek to increase the proportion of our deposit base consisting of core deposits in order to provide a stable source of funds to support loan growth, at costs consistent with improving our interest rate spread and margin. Historically, we have relied heavily on certificates of deposit but in recent years we have been building a core deposit base. We have begun reducing deposit costs to market rates and by placing greater emphasis on developing core deposits. As part of our focus on commercial loan growth, our lenders are expected to seek to secure non-interest bearing business checking accounts from our borrowers. We placed greater emphasis on developing core deposits in both 2021 and 2022. As a result of these efforts, core deposits increased by $39.5 million, or 13.7%, to $328.8 million as of December 31, 2022 from $289.3 million as of December 31, 2021. Management will continue to emphasize the growth of both retail and commercial core deposits.

  Core deposits also help us maintain loan-to-deposit ratios at levels consistent with regulatory expectations. We consider our core deposits to include checking accounts (both interest-bearing and non-interest bearing), savings accounts and money market deposit accounts. However, we will also explore utilizing non-core funding sources, such as CDARs and brokered deposits, and may use borrowings, as needed, to fund future loan growth and our operations.

- *Maintain Credit Standards while Growing.* We believe strong asset quality is a critical key to our long-term financial success. Our strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, prudent loan underwriting criteria and active credit monitoring. Our non-performing assets to total assets ratio was 0.29% as of December 31, 2022 and 0.40% at December 31, 2021. Leading up to our conversion, we invested in the enhancement of our credit function by hiring additional experienced credit staff, implemented enhanced internal and external credit review processes, and implemented new technology for underwriting processing and credit analysis. We intend to maintain the high value of our credit culture, both in personnel as well as ancillary support systems, in order to be able to evaluate more complex loans and better manage credit risk, which will also support our intended loan growth, especially in the commercial loan market.

- *Supplement organic growth through opportunistic bank or branch acquisitions.* Although management has no current definitive plans or commitments to acquire other institutions or financial services businesses, we expect to consider acquisition opportunities that we believe would enhance the value of our franchise and yield potential financial benefits for our stockholders. The capital we raised in our stock offering may provide us the opportunity to acquire other institutions and financial services businesses located within a reasonable proximity of our current market areas. We believe we are well positioned to take advantage of, and execute on, opportunities given the infrastructure improvements we have undertaken, including the upgrade of our core processing system and expanded management expertise.

- *Enhance the sales, marketing and service culture.* We believe that loyalty is a key component of the success of community banks. We will continue to develop loyalty with our community and our customers. We will invest in customer and community relationships with the spirit of a servant's heart and servant leadership. We expect to serve customers when and how they wish to be served within the boundaries of safe and sound risk management. Our technology was significantly enhanced during 2020, including an expansion of our digital banking capabilities, as a result of our core conversion upgrade and ancillary services. We plan to continue to optimize the system for greater internal efficiencies and customer interactions. We believe the core system will allow us to materially improve the customer experience and help us facilitate greater cross selling.

- *Expand our employee base to support future growth.* We plan to continue to build depth and expertise as needed with increases in our size and complexity.

Lending Operations and Accommodations to Borrowers

- Starting in March 2020, we modified the terms of loans with customers impacted by the COVID-19 pandemic to permit payment deferral. For the year ended December 31, 2020, these deferrals had affected a total of $46.6 million of loans, including $4.0 million of construction loans, $2.8 million of commercial and industrial loans, $7.9 million of owner-occupied commercial real estate loans and $17.9 million of non-owner-occupied commercial real estate loans. These deferrals were intended to provide customers with temporary relief. At year-end 2020, none of the loans with modification were still on modified terms. We believe these actions provided our customers with the best chance to meet their longer-term obligations and for us to work with those who will not be able to meet their obligations or default on their loans. In 2021 and 2022, there were no COVID-19 related payment deferrals.

- We did not automatically downgrade borrowers that requested a deferral. However, if the borrower requested a deferral that extended beyond the initial three months granted, we considered downgrades based on the trend in revenues. During 2020, we downgraded to substandard $2.1 million in loans that were placed on deferral, and combined with our other lending activity during the year ended December 31, 2020, these adjustments resulted in a provision for loan losses of $780,000. In 2021 or 2022, there were no COVID-19 related loan downgrades.

- During 2020, as part of the PPP, we originated 307 PPP loans totaling $25.1 million. In January 2021 through May 31, 2021, when the PPP program ended, we originated an additional 141 PPP loans totaling $8.7 million. Payment of principal, interest and fees on PPP loans is deferred until the amount to be forgiven is finalized, in general. We were paid a processing fee by the SBA on PPP loan originations ranging from 1% to 5% of the amount of the loan, based on the size of the loans. We recorded approximately $481,000 in PPP-related SBA fees for the year ended December 31, 2021, compared to $478,000 for the year ended December 31, 2020, and we are accreting these fees into interest income over the estimated life of the applicable loans. If a PPP loan is forgiven or paid off before maturity, the remaining unearned fee is recognized into income at that time. As of December 31, 2021 and 2022, we recognized $678,000 and $62,000, respectively, in PPP-related SBA fees through accretion. There were no PPP loans outstanding as of December 31, 2022 and all related PPP fees have been recognized into income.

Critical Accounting Estimates

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the U.S. and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements as of December 31, 2022.

Certain accounting policies inherently involve a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. We consider these accounting policies and estimates to be critical accounting policies. We have identified the determination of the allowance for loan losses and income taxes to be our significant accounting policies that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates.

The following represent our significant accounting policies:

Allowance for Loan Losses. The allowance for loan losses is a reserve for estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the loan portfolio. Actual credit losses, net of recoveries, are deducted from the allowance for loan losses. Loans are charged off when the Asset Quality Committee (which consists of Board and management members) believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance for loan losses. A provision for loan losses, which is a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in the Asset Quality Committee's judgment, is adequate to absorb probable losses in the loan portfolio. The Asset Quality Committee's evaluation process used to determine the appropriateness of the allowance for loan losses is subject to the use of estimates, assumptions, and judgment. The evaluation process involves gathering and interpreting many qualitative and quantitative factors which could affect probable credit losses. Because interpretation and analysis involve judgment, current economic or business conditions can change, and future events are inherently difficult to predict, the anticipated amount of estimated loan losses and therefore the appropriateness of the allowance for loan losses could change significantly.

The allocation methodology we apply is designed to assess the appropriateness of the allowance for loan losses and includes allocations for specifically identified impaired loans and loss factor allocations for all remaining loans, with a component primarily based on historical loss rates and a component primarily based on other qualitative factors. The methodology includes evaluation and consideration of several factors, such as, but not limited to, an ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. While the Asset Quality Committee uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or circumstances underlying the collectability of loans. Because each of the criteria used is subject to change, the allocation of the allowance for loan losses is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the loan portfolio. The Asset Quality Committee believed the allowance for loan losses is appropriate at December 31, 2022. The allowance analysis is reviewed by the Asset Quality Committee on a no less than quarterly basis in compliance with regulatory requirements. In addition, various regulatory agencies and our external auditors, periodically review the allowance for loan losses. As a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in the process of establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of the Asset Quality Committee.

Income Taxes. The assessment of income tax assets and liabilities involves the use of estimates, assumptions, interpretation, and judgment concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the results of operations and reported earnings.

We file a federal and a state income tax return. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income tax expense. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. We may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Penalties related to unrecognized tax benefits are classified as income tax expense.

Comparison of Financial Condition at December 31, 2022 and 2021

Total assets. Total assets increased $48.7 million, or 12.8%, to $429.6 million at December 31, 2022 from $380.9 million at December 31, 2021. The increase was principally due to increases in net loans of $67.8 million offset by a decrease in cash and cash equivalents of $16.3 million and certificates of deposit with other banks of $1.7 million. In addition, growth in deposits of $39.5 million helped fund the loan growth along with $11.0 million borrowed from FHLB.

Cash and cash equivalents. Cash and cash equivalents decreased $16.3 million, or 39.0%, to $25.5 million at December 31, 2022 from $41.9 million at December 31, 2021. The decrease resulted primarily from an increase in loans of $67.8 million, partially offset by increases in deposits of $39.5 million and FHLB advances of $11.0 million.

Total Loans. Total loans increased $68.2 million, or 25.1%, to $339.6 million at December 31, 2022 from to $271.4 million at December 31, 2021. One-to-four family residential loans remained our largest loan category and increased $37.9 million, or 38.6%, to $136.4 million at December 31, 2022 from $98.4 million at December 31, 2021. As a percentage of the net loan portfolio, residential real estate loans increased to 40.2% at December 31, 2022 from 36.3% at December 31, 2021. Commercial and multi-family real estate loans also increased $26.2 million, or 23.9%, to $136.0 million from $109.8 million at December 31, 2021, and commercial and industrial loans increased $9.8 million, or 61.4%, to $25.7 million at December 31, 2022, from $15.9 million at December 31, 2021. Construction and land development loans decreased $6.5 million to $27.9 million at December 31, 2022 from $34.4 million at December 31, 2021. We increased our focus on commercial lending which has benefitted from the opening of our LPO in Jacksonville, Florida in 2022 and from the opening of our LPO in Savannah, Georgia in 2017.

Allowance for Loan Losses. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb probable losses inherent in the loan portfolio as of the balance sheet date. The allowance is increased by the provision for loan losses and decreased by charge-offs, net of recoveries. Our allowance for loan losses was $4.4 million, or 1.28% of gross loans at December 31, 2022, compared to $4.2 million, or 1.54% of gross loans, at December 31, 2021. During the year ended December 31, 2022, there were $68,000 in charge-offs; principally the result of overdrawn deposit accounts, which were offset by $135,000 in recoveries, resulting in net recoveries of $67,000 during 2022. Combined with our other lending activities these adjustments resulted in our recording a $111,000 provision for loan losses for the year ended December 31, 2022 compared to $123,000 for the year ended December 31, 2021. We had 15 impaired loans, totaling $1.1 million at December 31, 2022, compared to 27 impaired loans, totaling $1.5 million at December 31, 2021. At December 31, 2022, there were no specific reserves and $10,000 of the allowance for loan losses was unallocated. We had $67,000 in net recoveries for the year ended December 31, 2022, compared to net charge-offs of $25,000 for the year ended December 31, 2021.

Investment securities. Investment securities, all of which are available-for-sale, and other investments decreased $1.3 million, or 2.9%, to $44.5 million at December 31, 2022 from $45.8 million at December 31, 2021. Investment securities available-for-sale decreased $2.5 million, or 5.63% , to $43.1 million at December 31, 2022 from $45.6 million at December 31, 2021. This decrease is due principally from the change in our unrealized loss increasing $4.5 million to $4.7 million at December 31, 2022 from $238,000 at December 31, 2021, that was offset by purchases of investment securities available for sale of $5.8 million in 2022. We have invested excess cash in higher-yielding securities instead of lower yielding cash and cash equivalents.

Bank Owned Life Insurance. Bank owned life insurance increased $276,000, or 2.5%, to $11.4 million at December 31, 2022, from $11.2 million at December 31, 2021. We invest in bank owned life insurance to provide us with a funding offset for our benefit plan obligations. Bank owned life insurance also generally provides us noninterest income that is non-taxable.

Deposits. Total deposits increased $39.5 million, or 13.7%, to $328.8 million at December 31, 2022, from $289.3 million at December 31, 2021. The increase was primarily due to increase in interest-bearing checking accounts, which increased $21.8 million, or 14.8%, to $168.6 million at December 31, 2022, from $146.8 million at December 31, 2021, and increase in certificates of deposit of $17 million, or 23.4%, to $89.5 million at December 31, 2022, from $72.5 million at December 31, 2021. It should be noted that $13.0 million of the certificate of deposit growth was from brokered deposits placed in the one-way buy CDARs program with IntraFi. In addition, non-interest bearing demand deposits increased $3.2 million, or 8.9%, to $39.2 million at December 31, 2022, from $35.9 million at December 31, 2021. Only our savings accounts decreased $2.4 million, or 7.2%, to $31.6 million at December 31, 2022, from $34.0 million at December 31, 2021. The growth in deposits generally represented continued business growth, including deposits placed remotely from Savannah and Jacksonville from customers interested in the Bank's planned expansion into those markets.

Federal Home Loan Bank Advances. We had $11 million outstanding in advances from FHLB at December 31, 2022, and no outstanding advances at December 31, 2021. We began borrowing from FHLB under their daily rate credit program in November 2022 to fund our strong long growth of $22.9 million in the fourth quarter of 2022.

Stockholders' Equity. Total stockholders' equity decreased $1.5 million, or 1.8%, to $85.3 million at December 31, 2022, from $86.8 million at December 31, 2021. This decrease resulted primarily from the $2.7 million decrease in our accumulated other comprehensive losses, of which $3.4 million was from decrease in unrealized losses on securities available for sale offset by the $675,000 decrease in our post-retirement obligation, net of taxes. The unrealized loss on our securities available for sale are not from credit losses but from the change in interest rates as the FOMC increased the federal funds rate 425 basis points, from 0.25% at January 1, 2022, to 4.25%, at December 31, 2022. During 2022, the Company purchased 75,172 shares of our common stock for $1.1 million, which is reflected as treasury stock. In December 2022, the Company implemented the Equity Incentive Plan, which resulted in an increase in additional paid in capital of $2.6 million, or 5.6%, to $50.1 million at December 31, 2022, from $47.5 million at December 31, 2021 as well as a restricted stock adjustment of ($1.9 million). Also, net income of $1.1 million increased stockholders' equity which was partially offset by the dividends declared of $0.10 per share, or total of $497,000 of which $252,000 was paid to stockholders in January 2023.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

General. Net income decreased $880,000, or 33.3%, to $1.8 million for the year ended December 31, 2022, compared to $2.6 million for the year ended December 31, 2021. The decrease was due to a decrease in other income and an increase in other expenses partially offset by an increase in net interest income, as described in more detail below.

Interest Income. Interest income increased $2.0 million, or 2.9%, to $15.4 million for the year ended December 31, 2022, from $13.5 million for the year ended December 31, 2021. The increase was due primarily to a $1.2 million, or 9.3%, increase in interest income on loans, which is our primary source of interest income. Interest income on investment securities and interest earning deposits also increased $424,000 and $359,000, respectively. Our average balance of loans, including loans held for sale, increased $34.0 million, or 12.7%, to $301.6 million for the year ended December 31, 2022, from $267.5 million for the year ended December 31, 2021. Our average yield on loans decreased 14 basis points to 4.65% for the year ended December 31, 2022 from 4.79% for the year ended December 31, 2021, as less in deferred fees were recognized in 2022 than in 2021 as the majority of our PPP loans were paid off in 2021. Our average interest-earning deposits decreased $20.9 million, or 35.4%, to $38.2 million for the year ended December 31, 2022, from $59.1 million for the year ended December 31, 2021. The average yield on our interest-earning deposits increased 110 basis points, or 354.9%, to 1.41% for the year ended December 31, 2022 from 0.31% for the year ended December 31, 2021. Our securities average balance increased $16.4 million, or 56.0%, to $45.7 million for the year ended December 31, 2022, from $29.3 million for the year ended December 31, 2021. The average yield on our securities increased 39 basis points, or 26.0%, to 1.89% for the year ended December 31, 2022 from 1.50% for the year ended December 31, 2021.

Interest Expense. Interest expense increased $340,000, or 33.4%, to $1.4 million for the year ended December 31, 2022 compared to $1.0 million for the year ended December 31, 2021, due primarily to an increase in interest expense on deposits due to higher interest rates that were offered after the FOMC raised federal funds rates in 2022. Specifically, interest expense on savings and money market accounts increased $508,000, or 189.6%, to $776,000 for the year ended December 31, 2022, from $268,000 for the year ended December 31, 2021 resulting from primarily an increase in rates. The average rate paid on our savings and money market accounts increased 37 bps to 0.57% for the year ended December 31, 2022 from 0.20% for the year ended December 31, 2021.

Interest expense on certificates of deposit decreased $211,000, or 31.2%, to $451,000 for the year ended December 31, 2022, from $662,000 for the year ended December 31, 2021. The average balance outstanding of our certificates of deposit did decrease $4.2 million, or 5.3%, to $74.6 million for the year ended December 31, 2022, from $78.8 million for the year ended December 31, 2021.

Net Interest Income. Net interest income increased $1.7 million, or 13.5%, to $14.0 million for the year ended December 31, 2022 from $12.4 million for the year ended December 31, 2021, primarily as a result of a higher balance of net interest-earning assets and, to a lesser extent, a higher net interest margin. Our average interest-earning assets increased by $29.9 million, or 8.4%, to $386.3 million for the year ended December 31, 2022, from $356.4 million for the year ended December 31, 2021, due primarily to a $34.1 million increase in the average balances of our loan portfolio and a $16.5 million increase in our average securities. Our net interest rate spread increased by 10 basis points to 3.50% for the year ended December 31, 2022 from 3.40% for the year ended December 31, 2021. Our net interest margin increased by 16 basis points to 3.65% for the year ended December 31, 2022 from 3.49% for the year ended December 31, 2021, reflecting primarily the increase in the average balance of interest-earning assets combined with the increase in our yield on interest-earning assets.

Average Balances, Interest and Average Yields/Cost

The following tables set forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin (otherwise known as net yield on interest-earning assets), and the ratio of average interest-earning assets to average interest-bearing liabilities. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. Loan fees are included in interest income on loans and are not material. No tax-equivalent yield adjustments have been made, as the effects would be immaterial.

| | For the twelve months ended December 31, | | | | | |
| | 2022 | 2022 | | | 2021 | | |
	Yield/rate At 12-31-2022	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate
				(Dollars in thousands)			
Interest-earning assets:							
Loans receivable	4.69 %	$ 301,553	$ 14,010	4.65 %	$ 267,530	$ 12,823	4.79 %
Securities available-for-sale	2.82 %	45,663	863	1.89 %	29,277	439	1.50 %
Interest-earning deposits	4.35 %	38,208	540	1.41 %	59,147	181	0.31 %
Other interest-earning assets	6.00 %	855	44	5.15 %	445	21	4.72 %
Total interest-earning assets	4.47 %	386,279	15,457	4.00 %	356,399	13,464	3.78 %
Non-interest-earning assets		21,374			19,697		
Total assets		$ 407,653			$ 376,096		
Interest-bearing liabilities:							
Savings and money market accounts	1.61 %	$ 136,983	776	0.57 %	$ 135,666	268	0.20 %
Interest-bearing checking accounts	0.18 %	57,879	75	0.13 %	52,224	47	0.09 %
Certificate accounts	1.55 %	74,639	451	0.60 %	78,843	662	0.84 %
Total interest-bearing deposits	1.30 %	269,501	1,302	0.48 %	266,733	977	0.37 %
Borrowings	4.57 %	1,299	55	4.23 %	4,736	40	0.84 %
Total interest-bearing liabilities	1.42 %	270,800	1,357	0.50 %	271,469	1,017	0.37 %
Non-interest-bearing liabilities		51,030			43,699		
Total liabilities		321,830			315,168		
Total equity		85,823			60,928		
Total liabilities and equity		$ 407,653			$ 376,096		
Net interest income			$ 14,100			$ 12,447	
Net earning assets		$ 115,479			$ 84,930		
Net interest rate spread[1]	3.05 %			3.50 %			3.40 %
Net interest margin[2]				3.65 %			3.49 %
Average interest-earning assets to average interest-bearing liabilities		142.64 %			131.29 %		

[1] Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

[2] Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2022 vs. 2021					
	Increase/ (decrease) due to				Total increase/ (decrease)	
	Volume		Rate			
			(In thousands)			
Interest-earning assets:						
Loans receivable	$	1,631	$	(444)	$	1,187
Securities available for sale		246		178		424
Interest-earning deposits		(64)		423		359
Other interest-earning assets		20		3		23
Total interest-earning assets		1,833		160		1,993
Interest-bearing liabilities:						
Savings and money market accounts		3		505		508
Interest-bearing checking accounts		5		23		28
Certificate accounts		(36)		(175)		(211)
Total interest-bearing deposits		(28)		353		325
Borrowings		(29)		44		15
Total interest-bearing liabilities		(57)		397		340
Change in net interest income	$	1,890	$	(237)	$	1,653

Provision for Loan Losses. Provisions for loan losses are charged to operations to establish an allowance for loan losses at a level necessary to absorb known and inherent losses in our loan portfolio that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management analyzes several qualitative loan portfolio risk factors including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. See the section entitled "Critical Accounting Estimates" in this Item 7, and the section entitled "Allowance for Loan Losses" in Item 1of this report.

Our allowance for loan losses was $4.4 million at December 31, 2022 compared to $4.2 million at December 31, 2021. The allowance for loan losses to total net loans decreased to 1.28% at December 31, 2022 from 1.54% at December 31, 2021, and the allowance for loan losses to non-performing loans decreased 223.2% to 787.4% at December 31, 2022, from 1010.6% at December 31, 2021. We increased the portion of the allowance for loan losses allocated to the residential loan portfolio due to the $38 million growth in this loan type due to potential for increased loan losses as we apply historical loss ratios to newly originated loans. We modestly decreased the portion of the allowance for loan losses allocated to construction and land development loans as this portfolio decreased $6.5 million, to $27.9 million at December 31, 2022 from $34.4 million at December 31, 2021, and we also have a low loss history with respect to construction and land development loans.

To the best of our knowledge, we have recorded all loan losses that are both probable and reasonable to estimate at December 31, 2022. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for loan losses. In addition, the OCC, as an integral part of its examination process, will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Other Income. Non-interest income information is as follows.

	For the twelve months ended December 31,				Change	
	2022		2021		Amount	Percent
	(Dollars in thousands)					
Service charges on deposit accounts	$	555	$	576	$ (21)	(3.6)%
Gain on sale of loans		972		2,064	(1,092)	(52.9)%
Other		381		313	68	21.7%
Total non-interest income	$	1,908	$	2,953	$ (1,045)	(35.4)%

In 2022, other income decreased approximately $1.0 million from 2021, or a 35.4% decrease from the previous year. This decrease is primarily due to the sale of $49.0 million of residential mortgage loans during 2022 that generated $1.0 million in gain on sale of mortgage loans compared to the sale of $99.5 million of residential mortgage loans that generated $2.1 million in gain on sale of mortgage loans during 2021.

Other Expense. Non-interest expense information is as follows.

	For the twelve months ended December 31,				Change	
	2022		2021		Amount	Percent
	(Dollars in thousands)					
Salaries and employee benefits	$	8,009	$	7,430	$ 579	7.8%
Occupancy and equipment		828		819	9	1.1%
Advertising		240		269	(29)	(10.8)%
Audit and examination		597		436	161	36.9%
Checking account related expenses		634		620	14	2.3%
Consulting and advisory fees		106		202	(96)	(47.5)%
Data system conversion costs		—		1	(1)	(100.0)%
Data processing fees		509		517	(8)	(1.5)%
Director fees		576		296	280	94.6%
Legal		287		132	155	117.4%
Other real estate loss/(gain) on sale and write-downs		132		116	16	13.8%
Other Insurance Expense		215		169	46	27.2%
Other		1,328		806	522	64.8%
Total non-interest expense	$	13,461	$	11,813	$ 1,648	14.0%

Overall, our non-interest expenses increased $1.6 million, or 14.0%, in 2022 to $13.5 million for 2022 from $11.8 million for 2021, primarily due to the $579,000 increase in salaries and employee benefits due principally to the implementation of our Equity Incentive Plan of which $497,000 was expensed in December 2022 as well as a $272,000 in deferred compensation expense. In addition, director fees increased $280,000, or 94.6%, due to the implementation of our Equity Incentive Plan for directors for which $330,000 was expensed. Legal expenses also increased $155,000, or 117.4%, as there were additional legal expense associated with the Equity Incentive Plan and the special stockholder meeting held in September 2022 to approve the plan.

Income Tax Expense. We incurred income tax expense of $675,472 and $823,000 for the years ended December 31, 2022 and 2021, respectively, resulting in effective rates of 27.7% and 23.8%, respectively. The differences in the effective tax rates in 2022 and 2021 and the statutory federal rate of 21% are mainly due to fluctuations in pretax earnings, state income taxes and tax exempt income.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Management Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

- growing the loan portfolio, with a focus on commercial real estate and commercial and industrial loans, in accordance with our risk appetite, while operating in a safe and sound manner;

- increasing the diversification of our loan portfolio; and

- growing our level of core deposits.

By following these strategies, we believe that we are better positioned to react in increased in market interest rates. Beginning in the calendar year 2020, we introduced adjustable-rate, one-to-four family residential real estate loans (in addition to our existing home equity loans and lines of credit, which are originated with adjustable interest rates). In addition, we generally only originate fixed-rate residential mortgage loans for sale into the secondary mortgage market.

Net Interest Income. We analyze our sensitivity to changes in interest rates through an interest rate risk model, developed by a third-party provider. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases instantly by up to 400 basis points or decreases instantly by up to 200 basis points, in 100 point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The table below sets forth, as of December 31, 2022, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ (3,093)	(20.10)
+300	(2,213)	(14.38)
+200	(1,599)	(10.39)
+100	(866)	(5.63)
Level	—	—
-100	691	4.49
-200	624	4.06

(1) Assumes an immediate uniform change in interest rates at all maturities.

Economic Value of Equity. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or "EVE") would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases or decreases instantaneously by 200 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The tables below set forth, as of December 31, 2022, the estimated changes in our EVE that would result from the designated instantaneous changes in market interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

| Basis Point ("bp") Change in Interest Rates(1) | Estimated EVE(2) | Estimated Increase (Decrease) in EVE | | EVE as a Percentage of Present value of Assets(3) | |
		Amount	Percent	EVE Ratio(4)	Increase (Decrease) (Basis Points)
		(Dollars in thousands)			
+400	$ 68,616	$ (19,527)	(22.15) %	18.51 %	(296)
+300	74,204	(13,939)	(15.81)	19.52	(195)
+200	79,536	(8,607)	(9.77)	20.39	(108)
+100	84,280	(3,863)	(4.38)	21.06	(41)
Level	88,143	—	—	21.47	—
-100	90,198	2,055	2.33	21.45	(2)
-200	88,716	572	0.65	20.62	(85)

(1)   Assumes an instantaneous uniform change in interest rates at all maturities.
(2)   EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)   Present value of assets represents the discounted value of incoming cash flows on interest-earning assets.
(4)   EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2022, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 9.77% decrease in economic value of equity, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience a 0.65% increase in economic value of equity.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and economic value of equity tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net interest income and EVE tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and EVE and will differ from actual results. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets have features that restrict changes in interest rates both on a short-term basis and over the life of the asset.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits and borrowings.

Liquidity and Capital Resources. Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from the sale of loans, and proceeds from maturities of securities. We also have the ability to borrow from FHLB. At December 31, 2022, we had $45.4 million in borrowing capacity with FHLB, and $11 million in outstanding advances as of December 31, 2022. In addition, we have $28.5 million in unsecured federal funds lines of credit through our correspondent banks and $5.8 million secured borrowing capacity through FHLB. No amounts were outstanding on these lines of credit at December 31, 2022.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments including interest-bearing demand deposits. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $4.4 million and $3.9 million for the years ended December 31, 2022 and 2021, respectively. Net cash used in investing activities, which consists primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans, proceeds from the sale of securities and proceeds from maturing securities and pay downs on mortgage-backed securities, was $69.6 million and $33.2 million for the years ended December 31, 2022 and 2021, respectively. Net cash provided by financing activities was $48.9 million and $29.2 million for the years ended December 31, 2022 and 2021, respectively.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

At December 31, 2022, we exceeded all of our regulatory capital requirements, and we were categorized as well capitalized at December 31, 2022 and 2021. Management is not aware of any conditions or events since the most recent notification that would change our category. See note 10 to the financial statements included in this Annual Report.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2022, we had outstanding commitments to originate loans of $49.2 million. We anticipate that we will have sufficient funds available to meet our current lending commitments.

The following table is a summary of the total contractual amount of loan commitments outstanding at December 31, 2022 and 2021.

	Year Ended December 31,			
	2022		2021	
	(Dollars in thousands)			
Commitments to extend credit	$	13,057	$	4,204
Unused lines of credit		14,870		10,348
Construction loans in process		21,262		13,652
Standby financial letters of credit		819		931
Total off-balance sheet instruments	$	50,008	$	29,135

Certificates of deposit that are scheduled to mature in less than one year from December 31, 2022 totaled $76.7 million. As a result of the current interest rate environment, a significant portion of funds have moved from certificate accounts to money market accounts, which provides the customer more flexibility and liquidity. We reduced both certificates of deposit and money market account rates accordingly. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. If a substantial portion of these deposits is not retained, we may utilize FHLB advances or raise interest rates on deposits to attract new deposits, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 to the Financial Statements for the years ended December 31, 2022 and 2021 beginning on page F-1 for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

As an "emerging growth company" we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

Impact of Inflation and Changing Price

The financial statements and related data presented herein have been prepared in accordance with U.S. GAAP which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable to smaller reporting companies.

Item 8. Financial Statements and Supplementary Data.

TC BANCSHARES, INC AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm PCAOB ID #344	55
Consolidated Balance Sheets as of December 31, 2022 and 2021	57
Consolidated Statements of Income for the Years ended December 31, 2022 and 2021	58
Consolidated Statements of Comprehensive Income for the Years ended December 31, 2022 and 2021	59
Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2022 and 2021	60
Consolidated Statements of Cash Flows for the Years ended December 31, 2022 and 2021	61
Notes to Consolidated Financial Statements	62-92

235 Peachtree Street NE
Suite 1800
Atlanta, GA 30303

404 588 4200
wipfli.com

WIPFLI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
TC Bancshares, Inc.
Thomasville, Georgia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TC Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive (loss) income, changes in stockholders' equity and cash flows for the years then ended and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

55

Estimate of allowance for loan losses – reserves related to loans collectively evaluated for impairment

As described in Notes 1 and 3 to the consolidated financial statements, the Company's allowance for loan losses ("ALL") totaled approximately $4.4 million, all of which relates to loans collectively evaluated for impairment ("general reserves"). The Company estimated the general reserves using the historical loss method which utilizes historical loss rates of pools of loans with similar risk characteristics which are then applied to the respective loan pool balances. These amounts are then adjusted for certain qualitative factors related to current economic and general conditions currently observed by management.

We identified the estimate of the reserves related to loans collectively evaluated for impairment as a critical audit matter because auditing this portion of the ALL required significant auditor judgment and evaluation of significant estimates requiring industry knowledge and experience.

The primary audit procedures we performed to address this critical audit matter included:

- We gained an understanding of internal controls surrounding the allowance for loan losses.

- We tested the completeness and accuracy of the data used by management to calculate historical loss rates.

- We tested the completeness and accuracy of the data used by management in determining qualitative factor adjustments by agreeing them to internal and external information.

- We analyzed the qualitative factors in comparison to historical periods to evaluate the directional consistency in relation to the Company's loan portfolio and local economy.

We have served as the Company's auditor since 2012.

/s/ WIPFLI LLP

Atlanta, Georgia
March 23, 2023

TC BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

ASSETS

	December 31, 2022	December 31, 2021
Cash and due from banks	$ 25,545,872	$ 31,890,831
Federal funds sold	—	10,000,000
Cash and cash equivalents	25,545,872	41,890,831
Certificates of deposit with other banks	1,739,000	3,451,000
Investment securities available-for-sale	43,096,552	45,631,636
Other investments	1,377,500	190,700
Mortgage loans held for sale	2,085,099	2,844,707
Loans, net	334,138,871	266,304,448
Premises and equipment, net	3,132,282	3,224,889
Other real estate owned	683,800	1,115,100
Bank owned life insurance	11,442,653	11,166,573
Accrued interest receivable and other assets	6,375,897	5,122,263
Total Assets	$ 429,617,526	$ 380,942,147

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2022	December 31, 2021
Deposits:		
Demand	$ 39,154,420	$ 35,939,917
Interest-bearing demand	168,607,990	146,831,902
Savings	31,572,424	34,014,635
Certificates of deposit	89,505,398	72,530,254
Total deposits	328,840,232	289,316,708
Federal Home Loan Bank advances	11,000,000	—
Accrued interest payable and other liabilities	4,499,460	4,812,858
Total liabilities	344,339,692	294,129,566
Commitments		
Stockholders' Equity:		
Common stock, $.01 par value, 20,000,000 shares authorized as of December 31, 2022 and 2021; 5,049,372 and 4,898,350 shares issued as of December 31, 2022 and 2021; 4,974,200 and 4,898,350 shares outstanding as of December 31, 2022 and 2021, respectively	50,494	48,984
Additional paid in capital	50,128,052	47,481,077
Retained earnings	45,876,694	44,613,668
Accumulated other comprehensive loss	(4,305,039)	(1,608,401)
Treasury stock: 75,172 shares and 0 shares as of December 31, 2022 and December 31, 2021, respectively	(1,085,265)	—
Unearned ESOP 352,682 shares and 372,275 shares unallocated at December 31, 2022 and 2021, respectively	(3,526,812)	(3,722,747)
Restricted Stock	(1,860,290)	—
Total stockholders' equity	85,277,834	86,812,581
Total Liabilities and Stockholders' Equity	$ 429,617,526	$ 380,942,147

The accompanying notes are an integral part of these consolidated financial statements.

TC BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

		Year Ended December 31,		
		2022		**2021**
Interest and Dividend Income:				
Interest and fees on loans	$	14,009,944	$	12,822,564
Interest and dividends on taxable investment securities		862,572		439,153
Interest on deposits with other banks and federal fund sold		584,357		202,452
Total interest and dividend income		15,456,873		13,464,169
Interest Expense:				
Interest on deposits		1,301,618		977,150
Interest on borrowings		55,300		40,137
Total interest expense		1,356,918		1,017,287
Net interest income		14,099,955		12,446,882
Provision for Loan Losses		110,905		123,183
Net interest income after provision for allowance for loan losses		13,989,050		12,323,699
Other Income:				
Service charges on deposits accounts		554,856		576,139
Gain on sale of mortgage loans		971,970		2,064,404
Bank owned life insurance income		276,080		283,145
Other		105,159		29,412
Total other income		1,908,065		2,953,100
Other Expense:				
Salaries and employee benefits		8,008,837		7,429,568
Occupancy and equipment		827,785		819,303
Other real estate owned, net of operations, loss on sales and write-downs		131,606		111,590
Data processing conversion costs		—		503
Other		4,493,002		3,452,365
Total other expense		13,461,230		11,813,329
Income Before Income Taxes		2,435,885		3,463,470
Income Tax Expense		675,472		823,013
Net Income	$	1,760,413	$	2,640,457
Earnings per share:				
Basic	$	0.36	$	0.27
Diluted	$	0.36	$	0.27
Weighted Average Shares Outstanding:				
Basic		4,880,723		4,371,646
Diluted		4,881,923		4,371,646

The accompanying notes are an integral part of these consolidated financial statements.

TC BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Year Ended December 31,	
	2022	2021
Net Income	$ 1,760,413	$ 2,640,457
Other Comprehensive (Loss) Income,		
Net of Income Taxes:		
Unrealized losses on securities available-for-sale:		
Holding losses arising during the period, net of taxes of $1,127,099 and $203,372, respectively	(3,371,973)	(542,668)
Change in post-retirement benefit obligations, net of taxes of $226,917 and $352,533, respectively	675,335	1,049,190
Total other comprehensive (loss) income	(2,696,638)	506,522
Comprehensive (Loss) Income	$ (936,225)	$ 3,146,979

The accompanying notes are an integral part of these consolidated financial statements.

59

TC BANCSHARES, INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unearned ESOP Shares	Restricted Stock	Total
Balance, December 31, 2020	$ —	$ —	$ 41,973,211	$ (2,114,923)	$ —	$ —	$ —	$ 39,858,288
Net income	—	—	2,640,457	—	—	—	—	2,640,457
Other comprehensive income, net of tax	—	—	—	506,522	—	—	—	506,522
Proceeds from issuance of common stock, net of offering expenses	48,984	47,411,073	—	—	—	—	—	47,460,057
ESOP loan payment and release of ESOP shares	—	70,004	—	—	—	195,933	—	265,937
Purchase of shares of common stock by the ESOP	—	—	—	—	—	(3,918,680)	—	(3,918,680)
Balance, December 31, 2021	$ 48,984	$ 47,481,077	$ 44,613,668	$ (1,608,401)	$ —	$ (3,722,747)	$ —	$ 86,812,581
Net income	—	—	1,760,413	—	—	—	—	1,760,413
Other comprehensive loss, net of tax	—	—	—	(2,696,638)	—	—	—	(2,696,638)
Restricted stock award	1,566	2,323,796	—	—	—	—	(2,325,362)	—
Amortization of unearned compensation associated with restricted stock	—	—	—	—	—	—	465,072	465,072
Stock based compensation	—	361,493	—	—	—	—	—	361,493
Repurchase of stock for tax obligation on restricted shares	(56)	(82,629)	—	—	—	—	—	(82,685)
ESOP loan payment and release of ESOP shares	—	44,315	—	—	—	195,935	—	240,250
Dividends	—	—	(497,387)	—	—	—	—	(497,387)
Purchase of common stock	—	—	—	—	(1,085,265)	—	—	(1,085,265)
Balance, December 31, 2022	$ 50,494	$ 50,128,052	$ 45,876,694	$ (4,305,039)	$ (1,085,265)	$ (3,526,812)	$ (1,860,290)	$ 85,277,834

The accompanying notes are an integral part of these consolidated financial statements.

TC BANCSHARES, INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022 AND 2021

		Year Ended December 31,		
		2022		2021
Cash Flows from Operating Activities				
Net income	$	1,760,413	$	2,640,457
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation, amortization and accretion		652,727		465,520
Deferred income tax expense		685,772		808,623
Provision for allowance for loan losses		110,905		123,183
Amortization of unearned compensation associated with restricted stock		465,072		—
Stock based compensation		361,493		—
ESOP expense		240,250		265,937
Increase in cash surrender value of bank owned life insurance		(276,080)		(283,145)
Write-down of other real estate owned		107,825		86,850
Gain on mortgage loans sold, net		(971,970)		(2,064,404)
Proceeds from the sale of mortgage loans held for sale		49,782,816		99,453,073
Originations of mortgage loans held for sale		(48,051,238)		(97,288,414)
Change in:				
Accrued interest receivable and other assets		(1,039,225)		(21,045)
Accrued interest payable and other liabilities		588,854		(238,960)
Net cash provided by operating activities		4,417,614		3,947,675
Cash Flows from Investing Activities				
Net change in interest-bearing deposits in other banks		1,712,000		2,201,000
Purchase of investment securities available-for -sale		(5,750,000)		(34,711,467)
Proceeds from calls, paydowns and maturities of investment securities available-for-sale		3,480,977		4,151,056
Purchase of other investments		(1,186,800)		—
Proceeds from sales of other investment		—		523,300
Net change in loans		(67,945,328)		(5,192,614)
Proceeds from sales of other real estate owned		323,475		—
Purchase of premises and equipment		(255,084)		(147,299)
Net cash used in investing activities		(69,620,760)		(33,176,024)
Cash Flows from Financing Activities:				
Net change in deposits		39,523,524		(4,783,119)
Proceeds from Federal Home Loan Bank advances		11,000,000		—
Repayments of Federal Home Loan Bank advances		—		(9,515,477)
Proceeds from sale of common stock		—		48,983,500
Stock offering expenses		—		(1,523,443)
Common stock purchased by ESOP		—		(3,918,680)
Dividend		(497,387)		—
Repurchase of common stock		(1,085,265)		—
Repurchase of stock for tax obligation on restricted shares		(82,685)		—
Net cash provided by financing activities		48,858,187		29,242,781
Net Change in Cash and Cash Equivalents		(16,344,959)		14,432
Cash and Cash Equivalents, Beginning of Year		41,890,831		41,876,399
Cash and Cash Equivalents, End of Year	$	25,545,872	$	41,890,831
Supplement Disclosures of Cash Flow Information:				
Cash paid during the period for interest	$	1,242,524	$	1,034,559
Cash received from tax refund		6,885		—
Non-Cash Investing and Financing Activities:				
Transfer of loans to other real estate owned	$	—	$	1,120,950
Change in unrealized losses on securities-for-sale, net of tax	$	(3,371,973)	$	(542,668)
Change in defined benefit pension obligations, net of tax	$	675,335	$	1,049,190

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

TC Bancshares, Inc. ("Company") is a holding company incorporated under the laws of the State of Georgia in 2021, to serve as the holding company for TC Federal Bank ("Bank"). The Company owns 100% of the outstanding stock of the Bank. See Note 13 for a detailed discussion of the Company. The Bank was organized in 1934 and chartered in 1937 by the Federal Home Loan Bank Board as a mutual savings and loan association owned 100% by its depositors. The Bank operates one branch in Thomasville, Georgia, and one in Tallahassee, Florida as well as loan production offices in Tallahassee and Jacksonville, Florida and Savannah, Georgia, that provide a variety of services to individuals and corporate customers in their markets. The Bank's primary deposit products are interest-bearing checking accounts, savings accounts, and certificates of deposit. Its primary lending products consist of single-family residential mortgage loans and commercial and multi-family real estate loans. The Bank is regulated by the Office of the Comptroller of the Currency ("OCC") and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank undergoes periodic examinations by the OCC. The Company is subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve").

Basis of Presentation:

The accounting and financial reporting policies of the Company conform, in all material respects to accounting principles generally accepted in the United States of America ("GAAP") and with general practices within the banking industry. The consolidated financial statements have been prepared in accordance with GAAP and with the instructions to Form 10-K adopted by the Securities and Exchange Commission (the "SEC"). In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of the post-retirement obligation, and valuation allowance associated with the realization of deferred tax assets, which are based on future taxable income.

Cash and Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within 90 days. Effective March 26, 2020, the Federal Reserve eliminated reserve requirements for all depository institutions. These reserve requirements are subject to annual adjustment by the Federal Reserve.

Investment Securities:

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. As of December 31, 2022 and 2021, all securities were classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from income and are reported as a separate component of accumulated other comprehensive income in stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

Management evaluates investment securities for other-than-temporary impairment on an annual basis. A decline in the market value of any investment below cost that is deemed other-than-temporary is charged to income for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors is recognized in other comprehensive income.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available-for-sale are included in income and are derived using the specific identification method for determining the cost of securities sold.

Other Investments:

Other investments are carried at cost and consist of Federal Reserve Bank and Federal Home Loan Bank of Atlanta ("FHLB") stock, which are held in accordance with certain lender and/or member requirements and are stated at cost, which approximates fair value. The Bank is required to hold the FHLB stock as a member of the FHLB, and transfer of the stock is substantially restricted. The stock is pledged as collateral for outstanding FHLB advances.

Loans, Loan Fees and Interest Income on Loans:

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the respective loans.

A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Estimated impairment losses for collateral dependent loans are set up as specific reserves. Interest income on impaired loans is recognized using the cash-basis method of accounting during the time the loans are impaired.

Allowance for Loan Losses:

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance represents an amount which, in management's judgment based on, among other things, historical losses and on the current economic environment, will be adequate to absorb probable losses on existing loans that may become uncollectible. Loans deemed uncollectible are charged-off and deducted from the allowance and recoveries on loans previously charged-off are added back to the allowance.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. As a result of such review, the Bank may have to recognize additions to its allowance for loan losses.

Mortgage Loans Held for Sale:

The Bank sells mortgage loans for an amount equal to the principal amount of loans with yields to investors based upon current market rates. Realized gains and losses related to loan sales are included in gains on sale of loans and are determined using the specific identification method. For financial reporting purposes, the Bank classifies a portion of its loans as "Mortgage loans held for sale". Included in this category are loans which the Bank has the current intent to sell and loans which are available to be sold in the event the Bank determines that loans should be sold to support the Bank's investment and liquidity objectives. Loans included in this category for which the Bank has the current intention to sell are recorded at the lower of the aggregate cost or fair value. As of December 31, 2022 and 2021, the Bank had $2,085,099 and $2,844,707, respectively, in loans classified as "Mortgage loans held for sale."

Premises and Equipment:

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment is:

Building and improvements	20 - 40 years
Furniture, automobiles and equipment	5 - 10 years

Advertising Costs:

Advertising costs are expensed as incurred.

Other Real Estate Owned:

Other real estate owned represents properties acquired through or by deed in lieu of loan foreclosure and is initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. There were no consumer mortgage loans collateralized by residential real estate property in the process of foreclosure at December 31, 2022 and 2021. The Bank held no foreclosed residential real estate at December 31, 2022 and 2021.

Bank owned life insurance:

The Bank has purchased life insurance policies on certain key executives and members of management. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other changes or other amounts due that are probable of settlement.

Income Taxes:

The Company uses the liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Additionally, this method requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

The Company and the Bank file consolidated income tax returns, with income tax expense or benefit computed and allocated on a separate return basis.

Post-Retirement Defined Benefit Obligation:

The Bank accounts for its post-retirement defined benefit obligations under Accounting Standards Codification ("Codification" or "ASC") Topic 715, *Retirement Benefits* ("ASC 715"). The under or over funded status of the Bank's post-retirement defined benefit obligations are recognized as a liability or asset in the balance sheet. To the extent these obligations are funded, changes in funded status are reflected in other comprehensive income. Net actuarial gains and losses and adjustments to prior service costs that are not recorded as components of the net periodic benefit cost are charged to other comprehensive income.

Employee Stock Ownership Plan:

The Company sponsors an employee stock ownership plan ("ESOP") that covers all employees who meet certain service requirements. The Company will make annual contributions to the ESOP in amounts as defined by the plan document. These contributions are used to pay debt service and purchase additional shares. Certain ESOP shares are pledged as collateral for debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year.

In connection with the Company's initial public stock offering, the ESOP borrowed $3.9 million payable to the Company for the purpose of purchasing shares of the Company's common stock. A total of 391,868 shares were purchased with the loan proceeds. Because the source of the loan payments are contributions received by the ESOP from the Company, the related note receivable is shown as a reduction of stockholders' equity.

Stock Based Compensation:

The Company accounts for its stock-based compensation plan using a fair value-based method of accounting, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Revenue from Contracts with Customers:

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("Accounting Standards Codification ("ASC") Topic 606") ("ASU 2014-09") focuses on revenues from contracts earned over time. Fee income is generally earned over a short period of time, such as monthly, or is earned concurrently with a specific transaction. The Company records a gain or loss from the sale of other real estate owned ("OREO") when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. There are no ASC Topic 606 implications unless the Company finances the sale of the OREO property. ASC Topic 606 could change the timing of revenue recognition in the case of seller financing. The Company's other revenue streams are outside the scope of ASU 2014-09.

Comprehensive Income (Loss):

The Company has elected to present comprehensive income (loss) in a separate statement of comprehensive income (loss). Accumulated other comprehensive income (loss) includes the net of tax effect of unrealized gains (losses) on securities available-for-sale and the unfunded post-retirement benefit obligation of the Company's defined benefit plan.

Treasury Stock:

Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Earnings per Share:

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental commons shares (computed using the treasury method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

Dividends:

The Company announced that its Board of Directors declared a semi-annual cash dividend on June 15, 2022, in the amount of $0.05 per share of common stock. The cash dividend was paid on July 15, 2022, to the stockholders of record at the close of business on June 27, 2022.

The Company announced that its Board of Directors declared a semi-annual cash dividend on December 22, 2022, in the amount of $.05 per share of common stock. The cash dividend was paid on January 18, 2023, to stockholders of record at the close of business on January 3, 2023.

Emerging Growth Company Status:

The Company qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). For as long as the Company is an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. An emerging growth company may elect to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, but must make such election when the company is first required to file a registration statement. The Company elected to use the extended transition period described above and intends to maintain its emerging growth company status as allowed under the JOBS Act.

Subsequent Events:

We have evaluated subsequent events through the time of filing on the date we have issued this Annual Report on Form 10-K. As of the time of filing, there were no material, reportable subsequent events.

Recent Accounting Pronouncements:

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments: Credit Losses (Topic 326)*: *Measurement of Credit Losses on Financial Instruments*. This update will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now include forward-looking information in the determination of their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, this update amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2019, the FASB issued ASU 2019-10, *Financial Instruments: Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)*. This update clarified the effective date of ASC 2016-13 business entities to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company is estimating an overall increase in its allowance for credit losses ranging from $67,000 to $408,000, or an allowance for credit losses to total loans of between 1.30% and 1.40% at December 31, 2022. The adoption of this standard on January 1, 2023, will be recognized as a cumulative effect adjustment to retained earnings.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments: Credit Losses (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures*. The amendments in this update eliminate the TDR recognition and measurement guidance as prescribed by ASC 310-40 and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. For entities that have not yet adopted the amendments in ASU 2016-13, the effective dates for the amendments in ASU 2022-02 are the same as the effective dates for ASU 2016-13. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14, *Compensation – Retirement Benefits – Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans*. This ASU removes disclosures that no longer are considered cost beneficial, clarifies the specific requirements of disclosures and adds disclosure requirements identified as relevant. This ASU is effective for fiscal years ending after December 15, 2020, for public business entities and for fiscal years ending after December 15, 2021, for all other entities. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, *Earning per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)*. This ASU provides clarity and reduction in diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. The amendments in this ASU affect all entities that issue freestanding written call options that are classified in equity. Specifically, the amendments affect those entities when a freestanding equity-classified written call option is modified or exchanged and remains equity classified after the modification or exchange. The amendments that relate to the recognition and measurement of EPS for certain modifications or exchanges of freestanding equity-classified written call options affect entities that present EPS in accordance with the guidance in Topic 260, Earnings per Share. The amendments do not apply to modifications or exchanges of financial instruments that are within the scope of another Topic. The amendments do not affect a holder's accounting for freestanding call options. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

NOTE 2 - INVESTMENT SECURITIES

Investment securities available-for-sale at December 31, 2022 and 2021 are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value		Fair Value as % of Total
December 31, 2022-									
US treasuries	$	10,115,310	$	—	$	790,778	$	9,324,532	22 %
Mortgage-backed securities		9,618,355		—		886,322		8,732,033	20 %
Collateralized mortgage obligations		15,713,313		—		869,283		14,844,030	35 %
Municipal bonds		8,762,417		—		1,733,506		7,028,911	16 %
Corporate obligations		3,625,000		—		457,954		3,167,046	7 %
	$	47,834,395	$	—	$	4,737,843	$	43,096,552	100 %
December 31, 2021-									
US treasuries	$	5,129,275	$	—	$	25,271	$	5,104,004	11 %
Mortgage-backed securities		10,295,332		174,102		100,143		10,369,291	23 %
Collateralized mortgage obligations		18,804,325		70,925		145,656		18,729,594	41 %
Municipal bonds		8,766,475		1,513		170,787		8,597,201	19 %
Corporate obligations		2,875,000		—		43,454		2,831,546	6 %
	$	45,870,407	$	246,540	$	485,311	$	45,631,636	100 %

The following outlines the unrealized losses and estimated fair value by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021:

	December 31, 2022				December 31, 2021			
	Estimated Fair Value		Unrealized Losses		Estimated Fair Value		Unrealized Losses	
Unrealized loss for less than 12 months:								
US treasuries	$	4,863,478	$	142,541	$	5,104,004	$	25,271
Mortgage-backed securities		3,004,339		304,844		6,389,012		100,143
Collateralized mortgage obligations		5,558,664		329,329		11,190,910		145,656
Municipal bonds		—		—		7,828,330		170,787
Corporate obligations		651,464		98,536		2,831,546		43,454
Total less than 12 months	$	14,077,945	$	875,250	$	33,343,802	$	485,311
Unrealized loss for more than 12 months:								
US treasuries		4,461,054		648,237		—		—
Mortgage-backed securities		5,727,694		581,478		—		—
Collateralized mortgage obligations		9,285,366		539,954		—		—
Municipal bonds		7,028,911		1,733,506		—		—
Corporate obligations		2,515,582		359,418		—		—
Total more than 12 months		29,018,607		3,862,593		—		—
Total	$	43,096,552	$	4,737,843	$	33,343,802	$	485,311

At December 31, 2022 and 2021, unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades or the repayment sources of principal and interest are backed by government entities. At December 31, 2022, all 48 securities contained unrealized losses. At December 31, 2021, all US treasuries, four of fourteen mortgage backed securities, seven of thirteen collateralized mortgage obligations, eight of nine municipal bonds and all corporate obligations contained unrealized losses. The Bank does not intend to sell the investments and it is not likely that the Bank will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Investment securities with maturities -		
Within 1 year	$ —	$ —
1 to 5 years	5,006,018	4,863,478
5 to 10 years	17,496,709	14,657,011
Over 10 years	—	—
Mortgage-backed securities and collateralized mortgage obligations	25,331,668	23,576,063
Total	$ 47,834,395	$ 43,096,552

The Bank did not sell any investment securities available-for-sale during 2022 or 2021. Securities with carrying values of approximately $197,000 and $142,000 at December 31, 2022 and 2021, respectively, were pledged to secure public deposits as required by law and for other purposes.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Major classifications of loans, by purpose code, at December 31, 2022 and 2021, are summarized as follows:

	December 31, 2022	Percent	December 31, 2021	Percent
Real estate loans:				
Residential	$ 136,382,014	40.16 %	$ 98,433,124	36.27 %
Home equity	12,410,820	3.65 %	11,510,661	4.24 %
Multi-family	24,613,700	7.25 %	19,937,187	7.35 %
Commercial	111,394,065	32.80 %	89,830,611	33.10 %
Construction and land development	27,921,088	8.22 %	34,401,702	12.68 %
Total real estate loans	312,721,687		254,113,285	
Consumer loans	1,210,164	0.36 %	1,373,761	0.51 %
Commercial and industrial loans	25,665,751	7.56 %	15,900,097	5.85 %
Total loans	339,597,602	100.00 %	271,387,143	100.00 %
Less: Allowance for loan losses	4,362,178		4,183,599	
Deferred loan fees	1,096,553		899,096	
Loans, net	$ 334,138,871		$ 266,304,448	

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations primarily in Thomas County, Georgia; Tallahassee, Florida; Savannah, Georgia; and Jacksonville, Florida. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent on the real estate market.

The Bank has divided the loan portfolio into seven portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified by the Bank are real estate - residential, real estate - home equity, real estate - multi-family, real estate - commercial, real estate - construction and land development, consumer loans and commercial and industrial loans.

Real Estate - Residential: The Bank originates residential real estate loans for the purchase or refinancing of a mortgage. These loans are primarily collateralized by owner-occupied properties and rental properties located primarily in the Bank's market areas.

Real Estate - Home Equity: The Bank originates home equity real estate loans to provide home equity lines of credit and closed-end home equity loans. These loans are primarily collateralized by owner-occupied properties located primarily in the Bank's market areas.

Real Estate - Multi-family: Multi-family loans consist of loans to finance real estate purchases, refinancings, expansions and improvements to multi-family properties. These loans may be secured by, but are not limited to, first liens on apartments, mobile home parks or other multi-family properties primarily located within the Bank's market areas. The Bank's underwriting analysis includes credit verification, independent appraisals, a review of the borrower's and borrower's related entities' financial condition, and a detailed analysis of the borrower's underlying cash flows. Multi-family loans are larger than residential or home equity loans and involve greater credit risk. The repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions also affect the repayment ability to a greater extent than residential or home equity real estate loans.

Real Estate - Commercial: Commercial real estate loans consist of loans to finance real estate purchases, refinancings, expansions and improvements to commercial properties. These loans may be secured by first liens on office buildings, farms, retail and mixed-use properties, churches, warehouses and restaurants primarily located within the Bank's market areas. The Bank's underwriting analysis includes credit verification, independent appraisals, a review of the borrower's and borrower's related entities' financial condition, and a detailed analysis of the borrower's underlying cash flows. Commercial real estate loans are larger than residential loans and involve greater credit risk. The repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions also affect the repayment ability to a greater extent than residential real estate loans.

Real Estate - Construction and land development: These loans are made to borrowers to build commercial structures, a primary or secondary residence and, in some cases, to real estate investors to acquire and develop land. These loans are more difficult to evaluate since they are significantly more vulnerable to changes in economic conditions. In addition, these loans possess a higher degree of credit risk since they are made based on estimates of the future worth of a project and the estimated costs required for completion. The Bank limits its overall investment in this portfolio segment due both to management's assessment of risk and certain percentage guidance set by the regulatory agencies.

Consumer: Consumer loans mainly consist of personal loans, revolving credit plans and other loans. The Bank's consumer loans may be uncollateralized and rely on the borrower's income for repayment.

Commercial and industrial: Commercial and industrial loans consist generally of business loans and lines of credit to companies in the Bank's market area. Commercial and industrial loans are generally used for working capital purposes or for acquiring equipment, inventory or furniture. Such loans are usually collateralized by the financed assets, although a portion may be made on an unsecured basis and contain the guarantee of the business principals. The Bank's underwriting analysis consists of a review of the financial statements of the borrower, the lending history of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral, if any, and whether the loan is guaranteed by the principals of the borrower. Commercial and industrial loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business, which makes them of higher risk than residential loans and the collateral securing loans may be difficult to appraise and may fluctuate in value based on the success of the business.

Commercial and industrial loans also include loans originated under the Paycheck Protection Program ("PPP"), as prescribed in the CARES Act. These loans have an interest rate of 1.0% and a two-year or five-year loan term to maturity. The Small Business Administration ("SBA") guarantees 100% of the PPP loans made to eligible borrowers, and loan proceeds may be partially or fully forgiven by the SBA if the funds are used for eligible expenses during the relevant forgiveness period and the borrower meets the employee retention criteria.

The Bank was paid a processing fee from the SBA on PPP loan originations ranging from 1% to 5%, based on the size of the loans. During the years ended December 31, 2022 and 2021, the Bank recorded approximately $0 and 481,000, respectively, in PPP-related SBA fees in total. These fees are accreted into interest income over the estimated life of the applicable loans. If a PPP loan is forgiven or paid off before maturity, the remaining unearned fee is recognized into income at that time. As of December 31, 2022 and 2021, the Bank has recognized approximately $62,000 and $678,000, respectively, in PPP-related SBA fees through accretion. Deferred PPP-related SBA fees totaled $4,000 and $62,000 at December 31, 2022 and 2021, respectively.

Allowance for Loan Losses:

The following schedule presents a roll-forward of the allowance for loan losses as of December 31:

| | Year Ended December 31, | |
	2022	2021
Beginning balance	$ 4,183,599	$ 4,085,719
Charge-offs:		
Real estate loans:		
Residential	(2,842)	(11,123)
Home equity	—	—
Multi-family	—	—
Commercial	—	—
Construction and land development	—	—
Total real estate loans	(2,842)	(11,123)
Consumer loans	(64,612)	(48,022)
Commercial and industrial loans	—	(78,219)
Total charge-offs	(67,454)	(137,364)
Recoveries:		
Real estate loans:		
Residential	53,026	33,794
Home equity	—	—
Multi-family	—	—
Commercial	—	19,651
Construction and land development	11,345	24,392
Total real estate loans	64,371	77,837
Consumer loans	6,884	6,595
Commercial and industrial loans	63,873	27,629
Total recoveries	135,128	112,061
Net recoveries (charge offs)	67,674	(25,303)
Provision for allowance for loan losses	110,905	123,183
Ending balance	$ 4,362,178	$ 4,183,599

Allowance for Loan Losses (Continued):

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2022 and 2021:

	Loans		Allowance for loan losses	
	Individually evaluated for impairment	Collectively evaluated for impairment	Individually evaluated for impairment	Collectively evaluated for impairment
December 31, 2022 -				
Real estate loans:				
Residential	$ 1,037,428	$ 135,344,586	$ —	$ 1,960,955
Home equity	—	12,410,820	—	186,733
Multi-family	—	24,613,700	—	225,869
Commercial	57,000	111,337,065	—	1,632,241
Construction and development	43,388	27,877,700	—	264,589
Total real estate loans	1,137,816	311,583,871	—	4,270,387
Consumer loans	—	1,210,164	—	615
Commercial and industrial loans	—	25,665,751	—	81,182
Unallocated	—	—	—	9,994
Total	$ 1,137,816	$ 338,459,786	$ —	$ 4,362,178
December 31, 2021 -				
Real estate loans:				
Residential	$ 1,517,822	$ 96,915,302	$ —	$ 1,468,649
Home equity	—	11,510,661	—	174,579
Multi-family	—	19,937,187	—	288,455
Commercial	—	89,830,611	—	1,757,794
Construction and development	9,928	34,391,774	—	350,586
Total real estate loans	1,527,750	252,585,535	—	4,040,063
Consumer loans	—	1,373,761	—	1,798
Commercial and industrial loans	—	15,900,097	—	109,724
Unallocated	—	—	—	32,014
Total	$ 1,527,750	$ 269,859,393	$ —	$ 4,183,599

Impaired Loans:

The following tables present impaired loans by class of loans as of December 31, 2022 and 2021:

	Recorded Investment		Principal Balance		Related Allowance	
December 31, 2022 -						
Impaired loans with related allowance:						
Real estate loans:						
Residential	$	—	$	—	$	—
Home equity		—		—		—
Multi-family		—		—		—
Commercial		—		—		—
Construction and land development		—		—		—
Total real estate loans		—		—		—
Consumer loans		—		—		—
Commercial and industrial loans		—		—		—
Total	$	—	$	—	$	—
Impaired loans without related allowance:						
Real estate loans:						
Residential	$	1,037,428	$	1,037,428	$	—
Home equity		—		—		—
Multi-family		—		—		—
Commercial		57,000		57,000		—
Construction and land development		43,388		43,388		—
Total real estate loans		1,137,816		1,137,816		—
Consumer loans		—		—		—
Commercial and industrial loans		—		—		—
Total	$	1,137,816	$	1,137,816	$	—

Impaired Loans (Continued):

	Recorded Investment		Principal Balance		Related Allowance	
December 31, 2021 -						
Impaired loans with related allowance:						
Real estate loans:						
Residential	$	—	$	—	$	—
Home equity		—		—		—
Multi-family		—		—		—
Commercial		—		—		—
Construction and land development		—		—		—
Total real estate loans		—		—		—
Consumer loans		—		—		—
Commercial and industrial loans		—		—		—
Total	$	—	$	—	$	—
Impaired loans without related allowance:						
Real estate loans:						
Residential	$	1,517,822	$	1,517,822	$	—
Home equity		—		—		—
Multi-family		—		—		—
Commercial		—		—		—
Construction and land development		9,928		9,928		—
Total real estate loans		1,527,750		1,527,750		—
Consumer loans		—		—		—
Commercial and industrial loans		—		—		—
Total	$	1,527,750	$	1,527,750	$	—

The average net investment on impaired loans and interest income recognized and received on impaired loans are as follows:

	Year Ended December 31,					
	2022					
	Average Recorded Investment		Interest Income Recognized		Interest Income Received	
Real estate loans:						
Residential	$	1,312,688	$	45,091	$	63,343
Home equity		—		—		—
Multi-family		—		—		—
Commercial		19,000		1,247		1,247
Construction and land development		24,606		1,500		3,012
Total real estate loans		1,356,294		47,838		67,602
Consumer loans		—		—		—
Commercial and industrial loans		—		—		—
Total	$	1,356,294	$	47,838	$	67,602

	2021					
	Average Recorded Investment		Interest Income Recognized		Interest Income Received	
Real estate loans:						
Residential	$	1,560,984	$	92,374	$	92,705
Home equity		598		—		—
Multi-family		—		—		—
Commercial		831,676		—		—
Construction and land development		57,086		520		399
Total real estate loans		2,450,344		92,894		93,104
Consumer loans		—		—		—
Commercial and industrial loans		—		—		—
Total	$	2,450,344	$	92,894	$	93,104

74

Past Due and Nonaccrual Loans:

The following tables present the aging of the recorded investment in past due loans and nonaccrual loans as of December 31, 2022 and 2021, by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total	Non-accrual
December 31, 2022 -							
Real estate loans:							
Residential	$ 221,100	$ —	$ 31,541	$ 252,641	$ 136,129,373	$ 136,382,014	$ 453,749
Home equity	24,968	57,266	—	82,234	12,328,586	12,410,820	—
Multi-family	—	—	—	—	24,613,700	24,613,700	—
Commercial	—	—	57,000	57,000	111,337,065	111,394,065	57,000
Construction and land development	—	—	—	—	27,921,088	27,921,088	43,388
Total real estate loans	246,068	57,266	88,541	391,875	312,329,812	312,721,687	554,137
Consumer loans	5,718	—	—	5,718	1,204,446	1,210,164	—
Commercial and industrial loans	—	—	—	—	25,665,751	25,665,751	—
	$ 251,786	$ 57,266	$ 88,541	$ 397,593	$ 339,200,009	$ 339,597,602	$ 554,137
December 31, 2021 -							
Real estate loans:							
Residential	$ 1,330,647	$ 75,169	$ —	$ 1,405,816	$ 97,027,308	$ 98,433,124	$ 354,295
Home equity	—	—	—	—	11,510,661	11,510,661	—
Multi-family	—	—	—	—	19,937,187	19,937,187	—
Commercial	—	—	—	—	89,830,611	89,830,611	—
Construction and land development	—	9,928	60,111	70,039	34,331,663	34,401,702	60,111
Total real estate loans	1,330,647	85,097	60,111	1,475,855	252,637,430	254,113,285	414,406
Consumer loans	—	—	—	—	1,373,761	1,373,761	—
Commercial and industrial loans	—	—	—	—	15,900,097	15,900,097	—
	$ 1,330,647	$ 85,097	$ 60,111	$ 1,475,855	$ 269,911,288	$ 271,387,143	$ 414,406

As of December 31, 2022 and 2021 there were no loans greater than 90 days past due and still accruing.

Troubled Debt Restructurings:

The Bank did not modify any loans in 2022 or 2021 in a manner that would be considered troubled debt restructurings. There were no specific allowances allocated to troubled debt restructurings as of December 31, 2022 or 2021. The Bank did not commit to lend any additional amounts to customers with outstanding loans that are classified as troubled restructurings. Certain troubled debt restructurings are accruing loans in which interest is earned when payments are made. Management continues to evaluate these accruing troubled debt restructurings for impairment on a quarterly basis. During the years ended December 31, 2022 and 2021, no restructured loans defaulted subsequent to modification.

COVID-19 Related Loan Modifications:

The Bank implemented a customer payment deferral program to assist borrowers that may be experiencing financial hardship due to COVID-19 related challenges, whereby short-term deferrals of payments (generally three to six months) have been provided. As of December 31, 2020, all loans that were granted COVID-19 related payment deferrals had resumed making payments under the terms of the original loan agreements. Consistent with industry regulatory guidance, borrowers that were otherwise current on loan payments that were granted COVID-19 related financial hardship payment deferrals continued to be reported as current loans throughout the agreed upon deferral period and were not classified as troubled debt restructurings. In 2022 and 2021, there were no COVID-19 related modifications.

Credit Quality:

The Bank categorized loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Bank uses the following definitions for its risk ratings:

Special Mention. Evidence of financial deterioration exists, or file documentation is inadequate or not available to determine the borrower's financial status or ability to repay. The loan possesses potential weakness which may, if not reversed or corrected, weaken the credit or inadequately protect the Bank's position.

Substandard. A well-defined weakness or weaknesses exists that jeopardizes the liquidation of the debt. The loan is characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful. All of the weaknesses of a substandard loan exist, with the added characteristic that the weaknesses jeopardize the collection and/or liquidation of the debt. Loss exposure, while evident, is not clearly determinable. Special workout negotiations and/or litigation should be initiated.

Loss. Considered uncollectible in full and of such little value that its continuance as a bankable asset is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be Pass rated loans. As of December 31, 2022 and 2021, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

Credit Exposure Based on Risk Ratings:

	Pass		Special Mention		Substandard		Doubtful		Loss		Total
December 31, 2022 -											
Real estate loans:											
Residential	$	134,695,557	$	447,915	$	1,238,542	$	—	$	—	$	136,382,014
Home equity		12,410,820		—		—		—		—		12,410,820
Multi-family		24,613,700		—		—		—		—		24,613,700
Commercial		101,192,649		7,335,673		2,865,743		—		—		111,394,065
Construction and land development		27,793,996		20,263		106,829		—		—		27,921,088
Total real estate loans		300,706,722		7,803,851		4,211,114		—		—		312,721,687
Consumer loans		1,210,164		—		—		—		—		1,210,164
Commercial and industrial loans		25,665,751		—		—		—		—		25,665,751
	$	327,582,637	$	7,803,851	$	4,211,114	$	—	$	—	$	339,597,602
December 31, 2021 -											
Real estate loans:											
Residential	$	95,421,741	$	1,764,789	$	1,246,594	$	—	$	—	$	98,433,124
Home equity		11,510,661		—		—		—		—		11,510,661
Multi-family		19,937,187		—		—		—		—		19,937,187
Commercial		78,797,687		8,075,262		2,957,662		—		—		89,830,611
Construction and land development		31,347,154		2,920,406		134,142		—		—		34,401,702
Total real estate loans		237,014,430		12,760,457		4,338,398		—		—		254,113,285
Consumer loans		1,373,761		—		—		—		—		1,373,761
Commercial and industrial loans		15,900,097		—		—		—		—		15,900,097
	$	254,288,288	$	12,760,457	$	4,338,398	$	—	$	—	$	271,387,143

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31, 2022 and 2021 are summarized as follows:

	December 31, 2022	December 31, 2021
Land	$ 47,512	$ 47,512
Buildings and improvements	4,976,189	4,951,619
Furniture and equipment	1,988,527	1,949,632
Leasehold improvements	16,675	—
Automobiles	56,845	56,845
	7,085,748	7,005,608
Less: Accumulated depreciation and amortization	3,953,466	3,780,719
Premises and equipment, net	$ 3,132,282	$ 3,224,889

Depreciation expense was approximately $348,000 and $366,000 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5 - CERTIFICATES OF DEPOSIT

The aggregate amount of certificates of deposit, that exceed the FDIC insurance limit of $250,000, were approximately $11,522,000 at December 31, 2022 and $7,833,000 at December 31, 2021.

At December 31, 2022, the scheduled maturities of certificates of deposit were as follows:

2023	$ 76,686,579
2024	10,193,633
2025	1,642,485
2026	982,701
2027	—
	$ 89,505,398

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Previous FHLB advances were paid off in July of 2021. Prepayment fees of $14,537 were netted against gains of $26,749. A net gain of $12,212 was recognized in other income during the year ended December 31, 2021. The following advances from the FHLB were outstanding as of December 31, 2022:

Advance Date	Amount	Rate	Interest Rate	Maturity	Call Feature
11/18/2022	$ 11,000,000	Fixed	4.57 %	11/20/23	N/A

The FHLB advances are collateralized by the Bank's FHLB stock and a blanket lien on certain of the Bank's residential and commercial real estate loans with a carrying value of approximately $56,438,000 and $15,658,000 at December 31, 2022 and 2021, respectively. The Bank had approximately $45,400,000 and $15,700,000 in available borrowing capacity through the FHLB at December 31, 2022 and 2021, respectively.

Unsecured federal funds lines of credit totaling $28,500,000 were available to the Bank for overnight borrowing through correspondent banks at December 31, 2022 and 2021. The Bank also had approximately $5,800,000 and $5,700,000 in available borrowing capacity through the Federal Reserve Bank of Atlanta at December 31, 2022 and 2021, respectively. There were no borrowings against either of these facilities at December 31, 2022 or 2021. The available borrowings with the Federal Reserve Bank are collateralized by a blanket lien on certain of the Bank's residential and commercial real estate loans with a carrying value of approximately $8,400,000 and $9,300,000 at December 31, 2022 and 2021, respectively.

NOTE 7 - INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2022 and 2021 are as follows:

		2022		2021
Current - Alternative minimum tax	$	(7,651)	$	14,390
Deferred		98,260		(62,721)
Utilization of operating loss carryforward		614,475		849,585
Change in valuation allowance		(29,612)		21,759
	$	675,472	$	823,013

The difference between the actual income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes for the years ended December 31, 2022 and 2021, is as follows:

		2022		2021
Pretax income at statutory rate	$	511,536	$	727,329
Add (deduct):				
State income tax expense, net of federal benefit		99,166		114,775
Tax-exempt income		(57,977)		(68,496)
Stock based compensation		74,747		—
Change in valuation allowance		(29,612)		21,759
Other		77,612		27,646
	$	675,472	$	823,013

The following summarizes the sources and expected tax consequences of future taxable deductions or income, which comprise the net deferred tax asset, which is included as a component of other assets at December 31, 2022 and 2021:

		2022		2021
Deferred income tax assets:				
Deferred compensation	$	363,195	$	295,006
Net operating loss carryforward		719,078		1,333,553
Other real estate owned		36,452		26,804
State tax credits		168,609		198,221
Defined benefit obligations (non-qualified)		279,483		490,528
Non-accrual loans		64,818		126,915
Frozen pension accrual (tax qualified)		265,252		327,425
Unrealized loss on investment securities available-for-sale		1,191,567		64,467
Other		4,836		24,412
Total gross deferred tax assets		3,093,290		2,887,331
Less: Valuation allowance		(168,609)		(198,221)
Net deferred tax asset		2,924,681		2,689,110
Deferred income tax liabilities:				
Premises and equipment		6,832		14,021
Allowance for loan losses		92,649		120,539
Director fee plan		24,535		8,663
Other		—		3,863
Total gross deferred tax liabilities		124,016		147,086
Net deferred tax asset	$	2,800,665	$	2,542,024

The future tax consequences of the differences between the financial reporting and tax basis of the Company's assets and liabilities resulted in a net deferred tax asset. A valuation allowance in the amount of $168,609 and $198,221 as of December 31, 2022 and 2021, respectively, was established as these deferred tax assets relate to state tax credit carryforwards that will likely expire prior to realization. As of December 31, 2022, the Company had federal net operating loss carryforwards of approximately $2,631,000 and state net operating loss carryforwards of approximately $3,830,000, which will begin to expire in 2031 unless previously utilized.

NOTE 8 - COMMITMENTS

Credit Related Financial Instruments:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral or other security to support financial instruments with credit risk.

	December 31, 2022	December 31, 2021
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 49,189,000	$ 28,204,000
Stand-by letters of credit	$ 819,000	$ 931,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses within the Bank's trade area.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds real estate and assignments of deposit accounts as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for these commitments at December 31, 2022 and 2021 varies.

NOTE 9 - RELATED PARTY TRANSACTIONS

In the normal course of business, officers and directors of the Company and the Bank, and certain business organizations and individuals associated with them, maintain a variety of relationships with the Bank. Transactions with officers and directors are made on terms comparable to those available to other Bank customers. At December 31, 2022 and 2021, deposits from directors, executive officers, and their related interests aggregated approximately $753,000 and $771,000, respectively. The following summary reflects related party loan activity during 2022 and 2021.

	2022	2021
Beginning balance	$ 364,810	$ 571,210
New loans and advancements	319,453	40,000
Change in executive officers and directors	—	(131,838)
Repayments	(190,274)	(114,562)
Ending Balance	$ 493,989	$ 364,810

NOTE 10 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

In July 2013, the Federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating components of capital and of computing risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions and, pursuant to the Federal Reserve Board's policy statements, to top-tier bank and savings and loan holding companies with total consolidated assets of $3.0 billion or more. The rule established a new common equity Tier 1 minimum capital requirement, increased the minimum capital ratios and assigned a higher risk weight to certain assets based on the risk associated with these assets. The final rule includes a transition period that implements the new regulations over a five-year period. These changes were fully phased in on January 1, 2019.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total common equity Tier 1, total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2022 and 2021, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2022 and 2021, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity Tier 1 risk-based, total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios, and minimum amounts under current regulatory standards, as of December 31, 2022 and 2021, are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2022:						
Common Equity Tier 1 Capital to Risk-Weighted Assets	$ 67,153	21.32 %	$ 14,172	4.50 %	$ 20,470	6.50 %
Total Capital to Risk- Weighted Assets	$ 71,094	22.57 %	$ 25,194	8.00 %	$ 31,492	10.00 %
Tier 1 Capital to Risk- Weighted Assets	$ 67,153	21.32 %	$ 18,895	6.00 %	$ 25,194	8.00 %
Tier I Capital to Average Assets	$ 67,153	16.22 %	$ 16,558	4.00 %	$ 20,697	5.00 %
December 31, 2021:						
Common Equity Tier 1 Capital to Risk-Weighted Assets	$ 63,764	25.08 %	$ 11,441	4.50 %	$ 16,526	6.50 %
Total Capital to Risk- Weighted Assets	$ 66,954	26.33 %	$ 20,340	8.00 %	$ 25,425	10.00 %
Tier 1 Capital to Risk- Weighted Assets	$ 63,764	25.08 %	$ 15,255	6.00 %	$ 20,340	8.00 %
Tier I Capital to Average Assets	$ 63,764	16.64 %	$ 15,327	4.00 %	$ 19,159	5.00 %

NOTE 11 - EMPLOYEE BENEFIT PLANS

401(k):

The Bank sponsors a 401(k) plan. The 401(k) plan covers substantially all employees and provides for an employer matching contribution based on a percentage of salary contributed to the plan. The Bank contributed approximately $193,000 and $210,000 to the 401(k) plan during 2022 and 2021, respectively.

Supplemental Executive Retirement Plans:

During 2019, the Bank entered into supplemental executive retirement agreements (each, a "SERP") with certain of its officers whereby a specified monthly benefit is payable upon a normal retirement for a period of 10 years. Each SERP is a nonqualified deferred compensation arrangement that conditions payment of the full normal retirement benefit upon an officer's attaining normal retirement age while in the service of the Bank. Otherwise, the retirement benefit is earned over time and, with the exception of the SERPs for a former and a current executive officer, is subject to a ten-year vesting schedule. Moreover, the amount and timing of payment of the retirement benefit may vary depending upon the circumstances of an officer's earlier termination of employment, including death, disability, or in connection with a change in control. The retirement benefit is forfeited in the event of a termination of employment for cause or if grounds exist for such a termination. The expense associated with the SERPs is offset by earnings on life insurance policies owned by the Bank. The cash surrender value on these insurance policies was approximately $11,443,000 and $11,167,000 as of December 31, 2022 and 2021, respectively. Additionally, at December 31, 2022 and 2021, the Bank has recorded a liability for the present value of the future retirement benefits of approximately $913,000 and $641,000, respectively, to be paid under the SERPs. Expense for the SERPs was approximately $272,000 and $150,000 for the years ended December 31, 2022 and 2021, respectively. In determining the SERPs obligation for 2022 and 2021, the discount rate used was 4.74% and 2.17%, respectively.

Director Deferred Fee Practice:

The Bank has maintained a discretionary practice of paying a retirement benefit to eligible non-employee directors who attain at least age 70 in the service of the Bank with at least 15 years of service to their credit. Under this practice, each eligible retired director received a monthly benefit in the amount of $825. In anticipation of the Reorganization (see Note 13), the Bank decided to formalize and revise this practice in 2020. The Bank has relinquished its discretion over the practice with respect to eligible retired directors and current non-employee directors who satisfied the eligibility criteria for the benefit as of December 31, 2019. The normal retirement benefit for this group will be a monthly benefit in the amount of $825 a month for the remaining life of the director. With respect to all other non-employee directors serving as of December 31, 2019, the amount of the normal monthly benefit will remain unchanged, but will be paid over a period of 10 years following retirement or, if less, the director's remaining lifetime. The eligibility criteria for this group has been changed to the attainment of at least age 65 with at least 10 years of service. No future non-employee director will be eligible for a benefit under this formalized plan. The Bank has recorded and will continue to record a liability for these payments as post-retirement defined benefit obligations. The Bank recognized current year expense of $42,000 and $47,000 during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Bank had a projected defined benefit obligation of approximately $433,000 and $498,000, respectively, assuming the continuation of its then existing practice. The discount rate used in determining the accumulated post-retirement defined benefit obligation was 4.74% in 2022 and 2.17% in 2021.

Tax-Qualified Frozen Defined Benefit Pension Plan:

The Bank also sponsors a tax-qualified defined benefit retirement plan. Effective March 31, 2019, eligibility for the plan was frozen so that no employee who was not then a participant in the plan could later become a participant and to freeze benefit accruals for all existing participants. For existing participants, the plan provides for retirement payments based on a formula using a participant's years of creditable service and highest three years of annual compensation. Retirees age 66 and older are also eligible for an annual supplemental payment equal to one percent of their monthly benefit multiplied by the number of their retirement years beyond age 65. Participants who entered the plan prior to July 1, 1983 are also eligible for a one-time lump sum payment upon retirement after reaching age 55 equal to three times their monthly retirement benefit. A participant is also required to vest in any benefit earned under the plan formula by completing a minimum number of years of vesting service. The plan also provides for disability benefits and surviving spouse benefits in circumstances where the normal retirement benefit would not otherwise be payable.

Tax-Qualified Frozen Defined Benefit Pension Plan (Continued):

The following is a summary of the components of the net periodic post-retirement benefit cost (benefit) during 2022 and 2021:

	2022		2021	
Interest cost	$	318,035	$	300,973
Expected return on assets		(648,348)		(710,539)
Amortization of unrecognized loss		83,081		219,288
Periodic post-retirement cost (benefit)	$	(247,232)	$	(190,278)

The discount rate used in determining the accumulated post-retirement benefit obligation was 2.68% and 2.33% in 2022 and 2021, respectively. The expected long-term rate of return on assets was 7.00% and 8.00% during 2022 and 2021, respectively. The assumed rates of salary increase used in measuring the accumulated post-retirement benefit obligation ranged from 5.35% to 10.10% during 2021. There was no assumed rate of salary increase used in measuring the accumulated post-retirement benefit obligation during 2022.

The Bank expects to make contributions to the plan in 2023 totaling $27,000. The following table presents the estimated benefit payments for each of the next five years and in the aggregate for the five years thereafter as of December 31, 2022:

2023	$	588,005
2024		591,598
2025		590,780
2026		590,647
2027		584,585
2027-2031		2,801,054
	$	5,746,669

The following is a reconciliation of the accumulated post-retirement benefit obligation as of December 31, 2022 and 2021:

	2022		2021	
Projected benefit obligation at beginning of year	$	12,159,755	$	13,209,019
Interest cost		318,035		300,973
Actuarial gain		(3,034,835)		(766,993)
Benefits paid		(587,833)		(583,244)
Projected benefit obligation at end of year	$	8,855,122	$	12,159,755

82

The following is a summary of the change in plan assets during 2022 and 2021:

	2022	2021
Fair value of plan assets at beginning of year	$ 9,587,893	$ 9,168,583
Actual (loss) return on assets	(1,570,382)	1,068,427
Employer contributions	—	—
Administrative expenses	(60,041)	(65,873)
Benefits paid, net	(587,833)	(583,244)
Fair value of plan assets at end of year	$ 7,369,637	$ 9,587,893

The fair values of the Bank's pension plan assets at December 31, 2022 and 2021, by asset category, are as follows:

	Assets Measured at Fair Value	Fair Value Measurements		
		Level 1	Level 2	Level 3
December 31, 2022:				
Cash and cash equivalents	$ 13,488	$ 13,488	$ —	$ —
Debt securities mutual funds	2,410,250	2,410,250	—	—
Equity securities mutual funds	4,945,899	4,945,899	—	—
	$ 7,369,637	$ 7,369,637	$ —	$ —
December 31, 2021:				
Cash and cash equivalents	$ 14,881	$ 14,881	$ —	$ —
Debt securities mutual funds	3,059,854	3,059,854	—	—
Equity securities mutual funds	6,513,158	6,513,158	—	—
	$ 9,587,893	$ 9,587,893	$ —	$ —

The fair value of all pension assets are determined from quoted market prices and are considered Level 1 fair value measurements.

The plan's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plan's actuarial assumptions and achieve asset returns that are competitive with like institutions employing similar investment strategies.

83

Tax-Qualified Frozen Defined Benefit Pension Plan (Continued):

The following is a summary of the amount recognized in other liabilities as of December 31, 2022 and 2021:

	2022		2021
Projected benefit obligation at end of year	$	8,855,122	$	12,159,755
Fair value of plan assets at end of year		(7,369,637)		(9,587,893)
	$	1,485,485	$	2,571,862

Amounts recognized in accumulated other comprehensive loss, net of tax, as of December 31, 2022 and 2021 were:

	2022		2021
Net loss	$	(1,111,263)	$	(1,950,408)
Total accumulated other comprehensive loss	$	(1,111,263)	$	(1,950,408)

Amounts recognized in the accumulated post-retirement benefit obligation and other comprehensive income (loss) for the years ended December 31, 2022 and 2021 were:

	2022		2021
Net loss	$	(756,064)	$	(1,059,008)
Amortization of net unrecognized gain		(83,081)		(219,288)
Total accumulated other comprehensive loss	$	(839,145)	$	(1,278,296)

Employee Stock Ownership Plan:

As part of the stock offering, the Company established the TC Federal Bank Employee Stock Ownership Plan ("ESOP") to provide eligible employees of the Company the opportunity to own Company stock. The ESOP is a tax-qualified retirement plan for the benefit of Company employees. Contributions are allocated to eligible participants on the basis of compensation, subject to federal limits. The Company uses the principal and interest method to determine the release of shares amounts. The number of shares committed to be released per year through 2040 is 19,593.

The ESOP funded its purchase of 391,868 shares through a loan from the Company equal to 100% of the aggregate purchase price of the common stock. The ESOP trustee will repay the loan principally through the Bank's contributions to the ESOP over the remaining loan term of 18 years. At December 31, 2022 and 2021, the remaining principal balance on the ESOP debt was $3.6 million and $3.7 million, respectively. Dividends on shares are used for debt service.

Under applicable accounting requirements, the Company records compensation expense for the ESOP equal to the fair market value of shares when they are committed to be released from the suspense account to participants' accounts under the plan. Total compensation expense recognized in connection with the ESOP for the year ended December 31, 2022 and 2021 was approximately $342,000 and $335,000, respectively.

	2022	2021
Shares held by the ESOP include the following:		
Allocated	—	—
Committed to be allocated	39,186	19,593
Unallocated	352,682	372,275
Total	391,868	391,868

The fair value of unallocated shares was approximately $5.3 million and $5.0 million at December 31, 2022 and 2021, respectively.

85

On September 21, 2022, the Company's stockholders approved the TC Bancshares, Inc. 2022 Equity Incentive Plan ("Equity Plan") which authorizes the issuance of up to 700,000 shares of the Company's common stock. This plan allows for the grant of stock options, restricted stock awards and other equity awards to its officers, employees, directors, advisors and consultants.

Stock options time-vest over a five year period and have been fair valued as of the date of the grant. A summary of stock option activity for the year ended December 31, 2022 is presented below:

	2022	
	Number of Options	Weighted Average Grant Date Fair Value
Stock Options		
Outstanding at beginning of year	—	—
Granted	357,510	$ 5.06
Exercised	—	—
Forfeited	—	—
Outstanding at end of year	359,532	$ 5.06

For the year ended December 31, 2022, the Company recognized $361,000 in compensation cost related to stock options, which is included in salaries and employee benefits expense in the accompanying consolidated statements of income. At December 31, 2022, there was $1.4 million of unrecognized compensation cost related to stock options which is expected to be recognized over a period of 4 years.

The estimated fair value of stock options granted during the year ended December 31, 2022 was determined as of the date of the grant, using the Black-Scholes options pricing model, under the following assumptions:

	2022
Average-risk-free interest rate	3.77 %
Expected life in years	7.50
Expected dividend yield	0.05 %
Expected stock volatility	20.89 %

Restricted stock awards time-vest over a five year period and have been fair valued as of the date of the grant. A summary of restricted stock activity for the year ended December 31, 2022 is presented below:

	2022	
	Number of shares	Weighted Average Grant Date Fair Value
Restricted Stock Awards		
Outstanding at beginning of year	—	—
Granted	156,590	$ 14.85
Vested	(32,598)	14.85
Forfeited	—	—
Outstanding at end of year	123,992	$ 14.85

For the year ended December 31, 2022, the Company recognized $465,000 in compensation cost related to restricted stock awards, which is included in salaries and employee benefits expense in the accompanying consolidated statements of income. At December 31, 2022, there was $1.9 million of unrecognized compensation cost related to stock options which is expected to be recognized over a period of 4 years The terms of the restricted stock agreements permit the surrender of shares to the
Company upon vesting in order to satisfy applicable tax withholding rates, and accordingly 5,568 shares were surrendered during 2022.

NOTE 12 - FAIR VALUE MEASUREMENT

The Bank utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. From time to time, the Bank may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and other real estate owned. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets. Additionally, the Bank is required to disclose, but not record, the fair value of other financial instruments.

<u>Fair Value Hierarchy</u>

The Bank groups assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Assets Recorded at Fair Value on a Recurring Basis. The table below presents the recorded amount of assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, all of which consisted of investment securities available-for-sale:

	Level 1	Level 2	Level 3	Total
December 31, 2022:				
US treasuries	$ —	$ 9,324,532	$ —	$ 9,324,532
Mortgage-backed securities	—	8,732,033	—	8,732,033
Collateralized mortgage obligations	—	14,844,030	—	14,844,030
Municipal bonds	—	7,028,911		7,028,911
Corporate obligations	—	3,167,046	—	3,167,046
Investment securities available-for-sale	$ —	$ 43,096,552	$ —	$ 43,096,552
December 31, 2021:				
US treasuries	$ —	$ 5,104,004	$ —	$ 5,104,004
Mortgage-backed securities	—	10,369,291	—	10,369,291
Collateralized mortgage obligations	—	18,729,594	—	18,729,594
Municipal bonds		8,597,201	—	8,597,201
Corporate obligations	—	2,831,546	—	2,831,546
Investment securities available-for-sale	$ —	$ 45,631,636	$ —	$ 45,631,636

Assets Recorded at Fair Value on a Nonrecurring Basis. The Bank may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of December 31, 2022 and 2021:

	Level 1	Level 2	Level 3	Total
December 31, 2022:				
Other real estate owned	$ —	$ —	$ 683,800	$ 683,800
Impaired loans	—	—	—	—
	$ —	$ —	$ 683,800	$ 683,800
December 31, 2021:				
Other real estate owned	$ —	$ —	$ 1,115,100	$ 1,115,100
Impaired loans	—	—	—	—
	$ —	$ —	$ 1,115,100	$ 1,115,100

The following tables show significant unobservable inputs used in the fair value measurement of Level 3 assets:

	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average Discount
December 31, 2022:				
Other real estate owned	$ 683,800	Third party appraisals and sales contracts	Collateral values, market discounts and estimated costs to sell	52 %
Impaired loans	$ —	Third party appraisals and discounted cash flows	Collateral values, market discounts and estimated costs to sell	—
December 31, 2021:				
Other real estate owned	$ 1,115,100	Third party appraisals and sales contracts	Collateral values, market discounts and estimated costs to sell	22 %
Impaired loans	$ —	Third party appraisals and discounted cash flows	Collateral values, market discounts and estimated costs to sell	—

The following methods and assumptions were used to estimate the fair value of each class of assets and liabilities either recorded or disclosed at fair value.

Cash and Cash Equivalents. The carrying value of cash and cash equivalents is a reasonable estimate of fair value.

Certificates of deposit with other banks. The carrying value of certificates of deposit with other banks is a reasonable estimate of fair value.

Investment Securities Available-for-Sale. Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter market funds. Level 2 securities include mortgage-backed securities and collateralized mortgage obligations issued by government sponsored enterprises and state, county and municipal bonds. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Other Investments. Other investments consist of FHLB and FRB stock whose carrying value approximates its fair value.

Mortgage Loans Held for Sale. The estimated fair value of mortgage loans held for sale, classified within Level 2, is approximated by the carrying value, given the short-term nature of the loans and similarly to what secondary markets are currently offering for portfolios of loans with similar characteristics.

Loans. The Bank does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and a specific allocation is established within the allowance for loan losses. Loans for which it is probable that payment of interest and/or principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of three methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Impaired loans in which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Bank records the impaired loan as nonrecurring Level 2. When an appraised value is utilized or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the impaired loan as nonrecurring Level 3.

Other Real Estate Owned. Other real estate owned properties are adjusted to fair value less estimated selling costs upon transfer of the loans to other real estate owned. Subsequently, other real estate owned assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value is based on an observable market price, the Bank records the other real estate owned as nonrecurring Level 2. When the fair value is based on an appraised value, or when an appraised value is not available, the Bank records the other real estate owned asset as nonrecurring Level 3.

Bank Owned Life Insurance. The carrying value of Bank Owned Life Insurance approximates fair value.

Commitments to Extend Credit. Commitments to extend credit are short-term and, therefore, the carrying value and the fair value are considered immaterial for disclosure.

Deposits. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of savings accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities of time deposits.

Federal Home Loan Bank Advances. Federal Home Loan Bank advances are carried at cost and the fair value is obtained from the Federal Home Loan Bank of Atlanta.

The carrying amounts and estimated fair values of the Bank's financial instruments as of December 31, 2022 and 2021 are as follows:

	Carrying Amount	Fair Value Measurements at December 31, 2022			
		Total	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 25,545,872	$ 25,545,872	$ 25,545,872	$ —	$ —
Certificates of deposit with other banks	1,739,000	1,739,000	1,739,000	—	—
Investment securities available-for-sale	43,096,552	43,096,552	—	43,096,552	—
Other investments	1,377,500	1,377,500	—	1,377,500	—
Mortgage loans held for sale	2,085,099	2,085,099	—	2,085,099	—
Loans, net	334,138,871	318,195,000	—	—	318,195,000
Bank owned life insurance	11,442,653	11,442,653	11,442,653	—	—
Financial liabilities:					
Deposits	328,840,232	327,148,834	239,334,834	—	87,814,000
FHLB advances	11,000,000	10,953,000	—	—	10,953,000

	Carrying Amount	Fair Value Measurements at December 31, 2021			
		Total	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 41,890,831	$ 41,890,831	$ 41,890,831	$ —	$ —
Certificates of deposit with other banks	3,451,000	3,451,000	3,451,000	—	—
Investment securities available-for-sale	45,631,636	45,631,636	—	45,631,636	—
Other investments	190,700	190,700	—	190,700	—
Mortgage loans held for sale	2,844,707	2,844,707	—	2,844,707	—
Loans, net	266,304,448	274,168,000	—	—	274,168,000
Bank owned life insurance	11,166,573	11,166,573	11,166,573	—	—
Financial liabilities:					
Deposits	289,316,708	289,267,454	216,786,454	—	72,481,000
FHLB advances	—	—	—	—	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 13 – STOCKHOLDERS' EQUITY AND CHANGE IN CORPORATE FORM

Stockholders' Equity:

On August 4, 2022, the Company announced a program to repurchase 250,000 shares of the Company's common stock Shares may be repurchased in open market or private transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The timing and amount of any repurchases will depend on a number of factors, including the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, and the Company's financial performance. During 2022, 75,172 shares of the Company's common stock had been repurchased at an average price of $14.44.

Earnings per Share:

Earnings per common share was computed based on the following:

	2022		2021	
Numerator:				
Income applicable to common shares	$	1,760,413	$	1,159,598
Denominator:				
Weighted average common shares outstanding		4,880,723		4,371,646
Effect of dilutive securities:				
Stock options		1,200		—
Weighted average common shares outstanding - assuming dilution		4,881,923		4,371,646
Earnings per common share	$	0.36	$	0.27
Earnings per common share - assuming dilution	$	0.36	$	0.27

For the year December 31, 2022, earnings per share is calculated for the full year. For the year December 31, 2021, earnings per share is calculated for the period that the Company's shares of common stock were outstanding (July 20, 2021 through December 31, 2021). The net earnings for this period was approximately $1,200,000 and the weighted average shares outstanding were 4,371,646.

Change in Corporate Form:

The Bank converted to the stock form of ownership, followed by the issuance of all of the Bank's outstanding stock to the Company (the "Conversion"). The Bank became the wholly owned subsidiary of the Company, and the Company issued and sold shares of its capital stock pursuant to an independent valuation appraisal of the Bank and the Company. The stock was priced at $10.00 per share. In addition, the Bank's board of directors adopted an employee stock ownership plan ("ESOP") which subscribed for 8% of the common stock sold in the offering. The Conversion was completed on July 20, 2021 and resulted in the issuance of 4,898,350 common shares by the Company, of which 391,868 were issued to the ESOP. The cost of the Conversion and issuing the capital stock totaled $1.5 million and was deducted from the proceeds of the offering.

In accordance with OCC regulations, at the time of the Conversion, the Bank substantially restricted retained earnings by establishing a $42.0 million liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation by the Bank, and only in such event, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Bank may not pay dividends if those dividends would reduce equity capital below the required liquidation account amount.

The Conversion was accounted for as a change in corporate form with the historic basis of the Bank's assets, liabilities and equity unchanged as a result.

Stock offering expenses totaled $1,523,443, which were deducted from the proceeds from the sale of common stock.

NOTE 14 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining to TC Bancshares Inc. only is as follows:

CONDENSED BALANCE SHEETS

	December 31, 2022		December 31, 2021	
	(Dollars in thousands)			
ASSETS				
Cash and cash equivalents	$	18,456	$	19,855
Investment in TC Federal Bank		63,524		63,251
Other assets		3,642		3,735
Total assets	$	85,622	$	86,841
LIABILITIES				
Other liabilities	$	344	$	28
Total liabilities		344		28
STOCKHOLDERS' EQUITY				
Stockholders' equity		85,278		86,813
Total liabilities and stockholders' equity	$	85,622	$	86,841

CONDENSED STATEMENTS OF INCOME

	For the Year Ended			
	December 31, 2022		December 31, 2021	
	(Dollars in thousands)			
INCOME				
Interest income	$	121	$	59
EXPENSE				
Other expense		315		41
(Loss) Income before income tax expense and equity in undistributed net income of TC Federal Bank		(194)		18
Income tax (benefit) expense		(52)		4
Net (loss) income before equity in undistributed net income of TC Federal Bank		(142)		14
Equity in undistributed net income of TC Federal Bank		1,903		2,626
Net income	$	1,761	$	2,640

CONDENSED STATEMENTS OF CASH FLOW

		For the Year Ended		
		December 31, 2022		December 31, 2021
		(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	1,761	$	2,640
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Undistributed net income of TC Federal Bank		(1,903)		(2,626)
ESOP expense		240		266
Amortization of unearned compensation associated with restricted stock		465		—
Stock based compensation		361		—
Decrease (increase) in other assets		93		(3,735)
Increase in other liabilities		316		28
Net cash provided by (used in) operating activities		1,333		(3,427)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital contribution to TC Federal Bank		(1,067)		(20,260)
Net cash used in investing activities		(1,067)		(20,260)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from sale of common stock		—		48,984
Dividends		(497)		—
Purchase of common stock		(1,085)		—
Repurchase of stock for tax obligation on restricted shares		(83)		—
Stock offering expenses		—		(1,523)
Common stock purchased by ESOP		—		(3,919)
Net cash (used in) provided by financing activities		(1,665)		43,542
Net (decrease) increase in cash		(1,399)		19,855
Cash at beginning of year		19,855		—
Cash at end of year	$	18,456	$	19,855

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

The annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. As an emerging growth company, management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 will be set forth in the definitive Proxy Statement for the Company's 2022 annual meeting of stockholders (the "Proxy Statement") to be filed with the SEC in advance of such meeting.

Item 11. Executive Compensation.

The information required by this Item 11 will be set forth in the Proxy Statement to be filed with the SEC.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be set forth in the Proxy Statement to be filed with the SEC.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) [1]	**Weighted average exercise price of outstanding options, warrants and rights (b)** [2]	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Plan Category			
Equity compensation plans approved by security holders	481,502	$14.85	185,900
Equity compensation plans not approved by security holders	--	--	--
Total at December 31, 2022	481,502	14.85	185,900

[1] Includes 123,992 shares potentially issuable upon the vesting of outstanding restricted stock.

[2] The weighted average exercise price relates only to the exercise of outstanding options included in column (a).

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 will be set forth in the Proxy Statement to be filed with the SEC.

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 will be set forth in the Proxy Statement to be filed with the SEC.

Item 15. Exhibits and Financial Statement Schedules.

(a)(1)   The following consolidated financial statements are located in Item 8 of this report:

Report of Independent Registered Public Accounting Firm	55
Consolidated Balance Sheets as of December 31, 2022 and 2021	57
Consolidated Statements of Income for the years ended December 31, 2022 and 2021	58
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021	59
Consolidated Statements of Changes in Equity for the years ended December 31, 2022 and 2021	60
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and, 2021	61
Notes to Consolidated Financial Statements	62-92

(2)   Exhibits.

The exhibits required to be filed with this report by Item 601 of Regulation S-K are set forth in the Exhibit Index below.

Exhibit Index

b)Exhibits:

Posted Exhibit Number	Description
2.1	Plan of Conversion of TC Federal Bank as Adopted by the Board of Directors on March 5, 2021 (incorporated by reference to Exhibit 2 of the Company's Registration Statement on Form S-1 (Registration No. 333-254212) filed March 12, 2021).
3.1	Articles of Incorporation of TC Bancshares, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-254212) filed March 12, 2021).
3.2	Amended and Restated Bylaws of TC Bancshares, Inc. (incorporated herein by reference to Exhibit 3.1 of the Company's Form 8-K filed June 22, 2021).
4.1	Form of Common Stock Certificate of TC Bancshares, Inc. (incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-1 (Registration No. 333-254212) filed March 12, 2021)
4.2	Description of TC Bancshares, Inc.'s Securities. (incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021)
10.1	Directors Deferred Compensation Plan. (incorporated by reference to Exhibit 10.1 of the Company's Amendment No. 1 to Registration Statement on Form S-1/A (Registration No. 333-254212) filed April 23, 2021)†
10.2	Amended and Restated Employment Agreement with G.H. Eiford. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed January 31, 2023)†
10.3	Employment Agreement with Nat Higdon (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021)†
10.4	Supplemental Executive Retirement Plan with G.H. Eiford (incorporated by reference to Exhibit 10.6 of the Company's Amendment No. 1 to Registration Statement on Form S-1/A (Registration No. 333-254212) filed April 23, 2021) †
10.5	Supplemental Executive Retirement Plans with N. Higdon (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021)†
10.6	Supplemental Executive Retirement Plan with L. Palmer (incorporated by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021)†

10.7	Form of Split Dollar Agreement (Incorporated by reference to Exhibit 10.8 of the Company's Amendment No. 1 to Registration Statement on Form S-1/A (Registration No. 333-254212) filed April 23, 2021)†
10.8	TC Bancshares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Appendix A of the Company's Proxy Statement in Schedule 14A filed on August 5, 2022)†
10.9	Form of Award Agreement for Stock Options (incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-8 (No. 333-269024))†
10.10	Form of Award Agreement for Restricted Stock (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-8 (No. 333-269024))†
21	List of Subsidiaries (incorporated by reference to Exhibit 21 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021)
23.1	Consent of Wipfli*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer *
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer*
32	Section 1350 Certification of the Principal Executive Officer and Principal Financial Officer*
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021, (ii) Consolidated Statements of Income for the two-year period ended December 31, 2022, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Change in Equity for the two-year period ended December 31, 2022, (v) Consolidated Statements of Cash Flows for the two-year period ended December 31, 2022, and (vi) the Notes to Consolidated Financial Statements with detail tagging.*
104	The cover page from this Annual Report on Form 10-K, formatted in inline XBRL.*

* Filed herewith.

† Management contract or compensation plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

TC BANCSHARES, INC.

Date: March 23, 2023   By: _____
                                                              /s/ Gregory H. Eiford
                                                              Gregory H. Eiford
                                                              Principal Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory H. Eiford, or his attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Gregory H. Eiford **Gregory H. Eiford**	President, Chief Executive Officer, Principal Executive Officer	March 23, 2023
/s/ Linda Palmer **Linda Palmer**	Executive Vice President, Chief Financial Officer, Principal Financial and Accounting Officer	March 23, 2023
/s/ G. Matthew Brown **G. Matthew Brown**	Director	March 23, 2023
/s/ Joshua Travis Bryant **Joshua Travis Bryant**	Director	March 23, 2023
/s/Peter A. DeSantis, III **Peter A. DeSantis, III**	Director	March 23, 2023
/s/Charles M. Dixon **Charles M. Dixon**	Director	March 23, 2023
/s/ Jefferson L. Johnson **Jefferson L. Johnson**	Director	March 23, 2023
/s/Fortson T. Rumble **Fortson T. Rumble**	Director	March 23, 2023
/s/Stephanie B. Tillman **Stephanie B. Tillman**	Chairman of the Board	March 23, 2023

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 333-269024) of our report, dated March 23, 2023, relating to the consolidated financial statements of TC Bancshares, Inc., which appear in TC Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ WIPFLI LLP

Atlanta, Georgia
March 23, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory H. Eiford, certify that:

1.   I have reviewed this Report on Form 10-K for the year ended December 31, 2022 of TC Bancshares, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

  (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: By: /s/ Gregory H. Eiford

 March 23, 2023   **Gregory H. Eiford**
                                                                    Chief Executive Officer, President and Principal Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda Palmer, certify that:

1. I have reviewed this Report on Form 10-K for the year ended December 31, 2022 of TC Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: By: /s/ Linda Palmer

 March 23, 2023   **Linda Palmer**
                                                                          Chief Financial Officer and Principal Financial Officer

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), the undersigned officers of TC Bancshares, Inc. (the "Company"), hereby certify that the Company's Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report") that:

(1)   the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: By: /s/ Gregory H. Eiford
 March 23, 2023   **Gregory H. Eiford**
                                                                  Chief Executive Officer, President and Principal Executive Officer

Date: By: /s/ Linda Palmer
March 23, 2023   **Linda Palmer**
                                                                   Chief Financial Officer and Principal Financial Officer

TC Federal Bank has announced our expansion into the Jacksonville, FL market with long time local banker, Jeff Weeks leading the way as our market president.





131 S. Dawson St. | Thomasville, GA 31792
www.TCFederal.com